UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2012 AND 2011, AND FOR THE NINE AND THREE MONTH PERIODS THEN ENDED

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2012	12.31.2011	01.01.2011
ASSETS
NON CURRENT ASSETS
Properties, plant and equipment	16	5,920,068,109	5,847,509,050	5,925,219,184
Intangible assets	17	1,704,503,207	1,683,048,004	977,740,846
Biological assets		1,451,711	1,386,061	-
Investments in joint ventures	7	203,807,326	222,219,616	239,223,212
Investments in associates	8	128,197,490	130,251,204	-
Investments at amortized cost		3,176,034	5,540,800	66,680
Financial assets at fair value through profit and loss	19	250,487,345	548,227,612	-
Deferred tax asset		79,829,118	116,574,172	49,288,772
Inventories		-	-	638,632
Trade and other receivables	18	457,233,088	363,574,015	312,132,332
Total non current assets		8,748,753,428	8,918,330,534	7,504,309,658

CURRENT ASSETS
Inventories		105,560,322	60,421,699	29,572,988
Biological assets		418,231	99,003	-
Infrastructure under construction		65,624,879	45,504,000	-
Trade and other receivables	18	1,418,009,993	1,649,154,460	1,048,427,676
Financial assets at fair value through profit and loss	19	111,725,427	70,495,810	520,771,740
Derivatives financial instruments		2,467,697	1,315,707	-
Investments at amortized cost		2,093,771	2,203,048	75,055,529
Cash and cash equivalents	15	284,575,111	345,118,745	425,461,332
Total current assets		1,990,475,431	2,174,312,472	2,099,289,265
Assets classified as held for sale		111,374,376	990,047,356	120,563,631
Total assets		10,850,603,235	12,082,690,362	9,724,162,554

SHAREHOLDERS´ EQUITY
Share capital	20	1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital		1,018,352,216	1,536,759,469	1,535,823,222
Reserve for directors’ options		248,169,363	241,460,349	232,514,997
Legal reserve		-	27,396,793	27,396,793
(Accumulated losses) Retained earnings		(516,145,910)	(680,557,286)	65,176,332
Equity attributable to owners		2,064,686,564	2,439,370,220	3,175,222,239
Non-controlling interest		682,545,581	1,334,852,722	1,035,601,544
TOTAL EQUITY		2,747,232,145	3,774,222,942	4,210,823,783

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF FINANCIAL POSITION

As of September 30, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2012	12.31.2011	01.01.2011
LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	22	1,787,638,768	1,428,324,156	1,036,585,054
Borrowings	23	2,114,908,248	2,487,650,894	1,767,495,683
Deferred revenues		211,060,951	129,259,172	-
Salaries and social security payable		24,765,759	23,584,607	19,277,000
Defined benefit plans		121,611,458	110,442,922	58,877,442
Deferred tax liabilities		681,753,660	849,203,000	832,427,753
Taxes payable		58,638,474	45,675,917	46,664,204
Provisions		79,471,815	69,975,102	11,326,505
Total non current liabilities		5,079,849,133	5,144,115,770	3,772,653,641

CURRENT LIABILITIES
Trade and other payables	22	1,521,634,259	1,240,983,583	663,304,858
Borrowings	23	893,843,004	893,801,060	634,763,803
Diferred incomes		7,912,168	-	-
Salaries and social security payable		369,312,255	324,900,133	216,548,019
Defined benefit plans		23,279,688	14,888,746	2,790,226
Taxes payable		196,500,345	217,552,111	158,048,638
Derivatives financial instruments		-	-	7,253,000
Provisions		11,040,238	11,399,017	57,976,586
Total current liabilities		3,023,521,957	2,703,524,650	1,740,685,130
Liabilities associated to assets classified as held for sale		-	460,827,000	-
Total liabilities		8,103,371,090	8,308,467,420	5,513,338,771
Total liabilities and equity		10,850,603,235	12,082,690,362	9,724,162,554

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF TOTAL COMPREHENSIVE INCOME

For the nine and three month periods ended September 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

		Nine months to		Three months to
	Note	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Sales	10	5,758,718,792	4,400,207,519	2,102,054,697	1,644,909,757
Cost of sales	11	(5,310,807,407)	(3,842,626,460)	(1,995,419,716)	(1,458,846,794)
Gross profit		447,911,385	557,581,059	106,634,981	186,062,963

Selling expenses	12	(365,680,547)	(230,659,427)	(139,551,917)	(84,786,814)
Adminsitrative expenses	13	(354,156,068)	(295,017,085)	(129,742,628)	(104,752,293)
Other operating income		181,655,801	101,016,076	28,654,452	16,407,051
Other operating expenses		(65,984,169)	(60,483,315)	(23,053,444)	(12,382,771)
Loss profit of joint ventures	7	(18,412,290)	(8,348,547)	(8,069,521)	(3,070,963)
Share profit of associates	8	(2,053,714)	(4,270,347)	(1,863,674)	(2,790,751)
Impairment of properties, plant and equipment	5 and 27	(108,283,569)	-	(108,283,569)	-
Impairment of intangible assets	17	(5,262,032)	-	-	-
Profit of acquisition of subsidiaries		-	501,970,100	-	-
Operating profit		(290,265,203)	561,788,514	(275,275,320)	(5,313,578)

Financial income	14	103,850,271	55,631,992	36,739,664	17,998,342
Financial cost	14	(401,284,213)	(345,372,151)	(114,439,407)	(125,934,701)
Other finance results	14	(151,822,562)	(92,229,112)	(41,412,577)	(25,604,696)
Financial results, net		(449,256,504)	(381,969,271)	(119,112,320)	(133,541,055)
(Loss) Profit before income tax		(739,521,707)	179,819,243	(394,387,640)	(138,854,633)

Income tax		57,054,501	(58,644,449)	52,416,104	40,864,669
(Loss) Profit for the period from continuing operations		(682,467,206)	121,174,794	(341,971,536)	(97,989,964)

Discontinued operations	26	36,085,124	26,945,845	(4,531,434)	6,137,662
Total comprehensive (loss) profit of the period		(646,382,082)	148,120,639	(346,502,970)	(91,852,302)

Total comprehensive (loss) profit of the period attributable to:
Owners of the company		(381,392,670)	44,517,376	(233,564,630)	(87,802,796)
Non - controlling interest		(264,989,412)	103,603,263	(112,938,340)	(4,049,506)
		(646,382,082)	148,120,639	(346,502,970)	(91,852,302)

(Loss) earnings per share attributable to the equity holders of the company during the period
Basic (loss) earnings per share from continuing operations	21	(0.3177)	0.0134
Diluted (loss) earnings per share from continuing operations	21	(0.3177)	0.0158

Basic earnings per share from discontinuing operations	21	0.0275	0.0205
Diluted earnings per share from discontinuing operations	21	0.0275	0.0177

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine and three month periods ended September 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital (Note 20)		Addiotion paid-in capital		Reserve for directors’ options	Legal reserve	Retained earnings (Accumulated losses)	Equity attributable to owners	Non-controlling interest	Total equity

Balance at January 1, 2011	1,314,310,895	-	1,535,823,222	-	232,514,997	27,396,793	65,176,332	3,175,222,239	1,035,601,544	4,210,823,783
Reserve for directors’ options	-		-		6,709,014	-	-	6,709,014	-	6,709,014
Variation in non controlling interest	-		625,373		-	-	-	625,373	193,609,768	194,235,141
Profit for the nine-month period	-		-		-	-	44,517,376	44,517,376	103,603,263	148,120,639
Balance as of September 30, 2011	1,314,310,895		1,536,448,595		239,224,011	27,396,793	109,693,708	3,227,074,002	1,332,814,575	4,559,888,577
Reserve for directors’ options	-		-		2,236,338	-	-	2,236,338	-	2,236,338
Variation in non controlling interest	-		310,874		-	-	-	310,874	190,716,323	191,027,197
Loss for the complementary three-month period	-		-		-	-	(785,912,713)	(785,912,713)	(182,138,928)	(968,051,641)
Other comprehensive loss for the complementary three-month period	-		-		-	-	(4,338,281)	(4,338,281)	(6,539,248)	(10,877,529)
Balance as of December 31, 2011	1,314,310,895		1,536,759,469		241,460,349	27,396,793	(680,557,286)	2,439,370,220	1,334,852,722	3,774,222,942
Reserve for directors’ options	-		-		6,709,014	-	-	6,709,014	-	6,709,014
Shareholders’ meeting 04.27.2012
- Release of legal reserve	-		-		-	(27,396,793)	27,396,793	-	-	-
- Additional paid-in capital absorption	-		(518,407,253)		-	-	518,407,253	-	-	-
Variation in non controlling interest	-		-		-	-	-	-	(387,317,729)	(387,317,729)
Loss for the nine-month period	-		-		-	-	(381,392,670)	(381,392,670)	(264,989,412)	(646,382,082)
Balance as of September 30, 2012	1,314,310,895		1,018,352,216		248,169,363	-	(516,145,910)	2,064,686,564	682,545,581	2,747,232,145

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the nine and three month periods ended September 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2012	09.30.2011
Cash flows from operating activities:
(Loss) Profit for the period		(646,382,082)	148,120,639
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax		(57,054,501)	58,644,449
Interest accruals	14	220,823,971	225,147,770
Depreciations and amortizations	11, 12 and 13	290,571,413	269,844,823
Impairment of properties, plant and equipment	5 and 27	108,283,569	-
Impairment of intangible assets	17	5,262,032	-
Reserve for directors’ options	13	6,709,014	6,709,014
Setting up of provisions, net		26,597,577	16,907,947
Result from repurchase of financial debt	14	(21,451,233)	1,682,394
Share loss of joint arrangements and associates	7 and 8	20,466,004	12,618,894
Accrual of defined benefit plans		26,525,668	12,650,602
Foreing currency exchange differences and other financial results	11, 12 and 13	174,499,537	257,995,222
Profit of acquisition of subsidiaries		-	(501,970,100)
Other		13,551,403	4,463,099
Discontinued operations		(36,085,124)	(26,945,845)
Changes in operating assets and liabilities:
(Increase) Decrease in trade receivables and other receivables		(27,184,577)	238,484,809
Increase in inventories		(45,138,718)	(4,386,148)
Increase in infrastructure under construction		(17,650,237)	(3,217,000)
(Increase) Decrease in biological assets		(319,133)	-
Decrease in assets of disposal groups classified as held for sale		100,616,301	-
Increase (Decrease) in trade and other payables		337,067,308	(190,056,895)
Increase in deferred revenues		61,635,119	129,259,172
Increase in salaries and social security payable		52,750,116	31,126,188
Decrease in taxes payable		(46,256,484)	(61,074,918)
(Decrease) Increase in provisions		(10,354,470)	8,748,587
Increase by founds obtained of the program of rational use of energy		300,626,746	250,853,000
Dividend paid to third parties by subsidiaries		(25,391,429)	(41,051,754)
Net cash generated by operating activities		812,717,790	844,553,949

Cash flows from investing activities:
Purchases of property, plant and equipment		(438,979,176)	(470,557,689)
Purchases of intangible assets		(75,337,872)	-
Acquisition of other investments		(105,451)	-
Acquisition of investments in subsidiaries		(364,506,940)	-
Decrease in cash for the fusion of subsidiaries		-	(1,102,427,849)
Proceeds from sale of financial assets		(15,768,030)	-
Proceeds from interests of financial assets		143,944,466	-
Proceeds from the sale of property, plant and equipment and other assets		453,109,781	484,600,455
Payment of acquisition of financial assets		-	490,000
Decrease in derivatives financial instruments		42,845	194,993
Decrease in restricted financial assets		-	67,017,833
Net cash used in investing activities		(297,600,377)	(1,020,682,257)

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS

For the nine-month periods ended September 30, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	09.30.2012	09.30.2011
Cash flows from financing activities:
Dividens paid		-	(18,111,204)
Proceeds from borrowings		267,281,156	847,392,032
Payment of borrowings		(793,899,032)	(593,614,222)
Payment of repurchase of financial debt		(88,546,372)	-
Variation in non-controlling interest		(5,704,229)	-
Net cash (used in) generated by financing activities		(620,868,477)	235,666,606

Financial results generated by cash and cash equivalents		45,207,430	(104,381,808)

DECREASE IN CASH AND CASH EQUIVALENTS		(60,543,634)	(44,843,510)

Cash and cash equivalents at the beginning of the period	15	345,118,745	425,461,332
Cash and cash equivalents at the end of the period	15	284,575,111	380,617,822

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the nine and three month periods ended September 30, 2012 and 2011 and the year ended December 31, 2011

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina. Pampa Energia S.A., its subsidiaries and its join venture are referred to in these Unaudited Consolidated Condensed Interim Financial Statements as the "Company" or the "Group".

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.5% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,700 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A. (“Transba”). Both companies together carry 95% of the electricity in Argentina.

In the distribution business, the Company, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) and its indirectly controlled subsidiary Empresa Distribuidora de Energía Norte S.A. (“EDEN”), distributes electricity among over 3 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires, respectively.

In other sectors, the Company conducts financial investment operations, oil and gas prospecting and exploitation, and it keeps investments in other companies having complementary activities.

NOTE 2: REGULATORY FRAMEWORK

Generation

The main regulatory provisions affecting the electricity market and the activities of the company and its controlled companies have been detailed in the Financial statements, prepared under IFRS, for the period ended December 31, 2011 (Exhibit I, attached to the Unaudited Consolidated Condesed Interim Financial Statements as of March 31, 2012), with the exception of the changes stated below.

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its controlled companies’ financial, economic and cash position as at September 30, 2012 have been calculated based on the assessments and estimates made by the Company management as at made at the date of preparation of these Unaudited Consolidated Condensed Interim Financial Statements and should be interpreted considering these circumstances.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

In this sense, on August 30, 2012, the Company and its subsidiary generating companies received a request for information from the Strategic Planning and Coordination Committee of the Hydrocarbon Investment Plan aiming to further a new regulatory model contemplating a remuneration scheme which may guarantee and/ or promote generation availability. It should be pointed out that the Company and its subsidiaries have timely and properly submitted all documentation required by the authorities.

a.     Receivables from WEM generators

As of September 30, 2012 the Company and its controlled companies from the generation segment register Sales Liquidations with Maturity Date to be Defined (“LVFVDs”) which, together with accrued interest and net of all applicable collections and assignments, amount to a total Ps. 384 million and are made up as follows:

          i)      LVFVDs allocated to Fund for Investments required to increase the electric power supply in the WEM (“FONINVEMEM”) for Ps. 91.4 million;

         ii)     LVFVDs allocated to certain “WEM Supply Commitment Agreements” amounting to Ps. 227.7 million;

       iii)      LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011 for Ps. 35.1 million;

       iv)      LVFVDs generated during the nine-month period ended September 30, 2012 for an amount of Ps. 29.8 million.

b.     Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement 2008-2011”)

On January 24, 2012, the Energy Secretariat (“ES”) sent to Compañía Administradora del Mercado Eléctrico Mayorista S.A. (“CAMMESA”)  Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution. It should be pointed out that the same Note states that the ES is analyzing different alternatives to promote actions tending to encourage and/or guarantee generation availability.

Such instruction was later confirmed through ES Note No. 1269/12, whereby CAMMESA was instructed to continue liquidating transactions in the WEM pursuant to ES Note No. 495/12.

Since these instructions imply a breach of the commitments undertaken by the ES, the Company and its subsidiaries have filed the applicable administrative claims. Once they have been exhausted, legal actions may be instituted.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

Pursuant to the challenges to the documents for the economic transactions conducted in January 2012 filed by the Generating Agents (including the Company) for not contemplating the stated remunerative items, on August 31, 2012 the ES sent to CAMMESA Note No. 5307/12 ratifying the terms of Note No. 495/12 and stating that different analyses are currently being conducted aiming to continue developing actions to further and/ or guarantee the generation availability.

In response to the challenges filed by the Company to Note No. 495/12 and to the documents evidencing the economic transactions conducted in January 2012, the ES sent several notes ratifying this note to each of the generating subsidiaries. The Company and its subsidiaries have filed the appropriate administrative claims to enforce their rights.

The economic impact of the application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items resulted in revenues from sales for the Company and its subsidiaries amounting to Ps. 118.6 million during the fiscal year ended December 31, 2011 (Ps. 85.7 million during nine-month period ended September 30, 2011). As of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the balance pending collection amounts to a total of Ps. 11.3 million.

a.     Benchmark fuel oil price

On April 24, 2012, through ES Note No. 2352, CAMMESA was instructed to centralize purchases of domestic fuel oil for power plants from April 2012 to May 2013 at an agreed price with the supplier.It also removed the opportunity to generators of recognizing higher costs for domestic fuel oil authorized through ES Note No. 300/11. Thus, the price that CAMMESA will recognize to generators will be again US$ 60.5 US$/barrel under FOB terms for each refinery as the ES Note No. 1381/08 set. Therefore, as at the date hereof it is impossible for Central Piedra Buena S.A. (“CPB”) to acquire fuel oil since domestic market prices are much higher than the costs CAMMESA will be recognizing to WEM generators.

Notwithstanding the foregoing and besides continuing receiving CAMMESA dispatches, CPB reserved its rights to acquire fuel oil directly to domestic producers just in case technical and commercial conditions so allow.In the case a CAMMESA dispatch had the same conditions than a shipment hired by CPB, this last will have priority for discharge.

b.     Supply of natural gas considered “Gas Plus” for generation purposes

Through Note No. 3456/12, the ES introduced certain modifications to the conditions applied to Gas Plus supply for generation purposes.

This Note contemplates two situations:

i)      generators who owned an approval of their Energy Plus project with supply of natural gas under the Gas Plus Program;

ii)     other generators who hire Gas Plus based on their needs.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

Regarding the first case, the ES understood that volumes hired under Gas Plus system, should be accepted by CAMMESA as long as the price was not higher than the recognized by this entity.

As regards the second case, while purchases were made at the maximum price approved for the Gas Plus project, such volumes should be hired at the value recognized by CAMMESA or, if lower, at the maximum value of the specific project.

Additionally, it set forth that in such cases CAMMESA will have a priority right on the hiring of Gas Plus with the specific producer.The drawing of the Note is not clear as to such priority corresponds just to the first case or also to the second one.

Afterwards, CAMMESA disposed that the higher value to be acknowledged it amounts to US$ 5.20/MMBTU and it should be recognized for any other case which not reaches the characteristics mentioned above.

Later, by Note B-73079-1, CAMMESA informed thermal generators of such note and provided an interpretation of those disposals.In brief, it understood that the maximum price to be recognized in each case will be US$ 5.20/MMBTU and that for those proposals to member the mechanism set forth by ES Note No. 7585/11 not expressly so far approved, the generator should inform the applicable producer(s) of the provisions in the commentary Note in other to they may offer to CAMMESA the previously agreed volumes with the generator. CAMMESA note does not make any distinction regarding the purchase priority among cases stated in i) and ii) above.

The Association of Electric Power Generators of the Republic of Argentina sent a note to the ES with certain considerations whit the purpose of this authority should clarify the concepts stated in its note regarding CAMMESA statements.

Later, through Note No. 4377/12, the ES instructed CAMMESA to include within the assumption indicated in (i) above the generating units supporting commitments undertaken in the WEM Supply Agreements entered into pursuant to ES Resolution No. 220/07, the Company units being comprised within this situation.

The Company is currently evaluating the steps to take in order to safeguard the rights resulting from the “Master Agreement for the Closing of Loma de la Lata Combined Cycle” and the “C.T. Loma de la Lata – CAMMESA WEM Supply Agreement ” and “EMDERSA Generación Salta S.A. – CAMMESA WEM Supply Agreement”.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

Transmission

Tariff situation

Transener and Transba have recorded income generated by the recognition of cost variations by the ES and ENRE  up to the amounts collected through CAMMESA’s financing.Consequently, both companies have disclosed revenues from sales amounting to Ps. 32.7 million and Ps. 27.6 million, as well as earned interest amounting to Ps. 37.6 million and Ps. 31.7 million during the nine-month period ended September 30, 2012 and the fiscal year ended December 31, 2011, respectively.

On march 19, 2012, the ES instructed CAMMESA to make the calculation of the amounts owed to Transener and Transba for cost variations during the december 2010 – december 2011 period, including the corresponding interest, the extension of the Loan and Receivables Assignment Agreement with the amounts resulting from the calculations practiced by ENRE for such period still pending extension.

On May 22, 2012, CAMMESA sent the results of these calculations to the ES.These results have been challenged and sent to the ES by Transener and Transba by DG Note No. 46/12 dated june 28, 2012.As at the date hereof, the extension of the Loan and Receivables Assignment Agreement is still pending.

In the month of March 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener and Transba instituted the applicable legal actions to enforce the Agreement and the Complementary Agreement, to wit:(a) a complaint so that the ES may send to CAMMESA the payment balance for the June 2005 – November 2010 period pursuant to the Loan Agreement executed with CAMMESA; (b) a complaint seeking that the ES should instruct CAMMESA to extend the Loan Agreement for the differential in the December 2010 – December 2011 period between the remuneration settled pursuant to ENRE Resolutions No. 327/08 and 328/08 and the remunerative values determined in the Complementary Agreement, and should provide the funds for the disbursements; (c) a claim for legal protection under the right of amparo against ES so that the Cost Variation Index (“CVI”) already calculated and informed by the ENRE through Notes No. 102,539 and 102,731; be approved and so that the ES should instruct CAMMESA to extend the Loan Agreement and provide the funds for the disbursements; and (d) a claim for legal protection under the right of amparo so that the ENRE may instruct CAMMESA to settle, as from January 2012, the remuneration considering the remunerative values established in the Complementary Agreement.

On July 16, 2012, Transener and Transba received a copy of ES Note No. 4309 whereby the ES instructed CAMMESA to execute with such companies a third Addendum to the loan and receivables assignment agreement increasing the amounts to Ps. 231.8 and Ps. 98.2 million, respectively (which amounts were in turn informed by CAMMESA to the ES through Note B-70754-1).

Notwithstanding the foregoing, the ES stated that before entering into this third addendum, Transener and Transba should submit to CAMMESA all applicable certificates evidencing the voluntary withdrawal of all legal actions instituted before competent Courts with reference to ES Note No. 4309/12, which is currently under analysis.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

The delay in the performance of the commitments taken on by the Government pursuant to such agreements and the constant increase in operating costs continue significantly affecting the economic and financial situation of both companies.

Transener and Transba estimate that if the conditions prevailing as at the issuance of these Condensed Interim Financial Statements and the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from October 2012 persist, the situation will continue deteriorating and, therefore, negative cash flows and operating results are estimated for this fiscal year.

These circumstances described may affect the future development of Transener and Transba’s operations. Both companies and Citelec have prepared their financial statements using the accounting principles applicable to an on-going business. Consequently, they do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continued operations of these companies and, thus, these companies are forced to realize their assets and discharge their liabilities, including contingent ones, under conditions that are not in the ordinary course of business.

Distribution

As of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, there are no meaningful changes regarding Edenor’s situation as stated in the consolidated financial statements for the period ended December 31, 2011, prepared under IFRS, and described in Exhibit I attached to the Unaudited Consolidated Condesed Interim Financial Statementsas of March 31, 2012, except for:

Cost Monitoring Mechanism (“MMC”) adjustment requests

As of September 30, 2012, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	Application date	MMC Adjustment
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
November 2011 –April 2012	May 2012	8.529%

As of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, the approval of the aforementioned adjustments is still pending by the ENRE, for which reason the Company is unable to reasonably estimate the amount of the submitted requests. Therefore, no amount receivable and result for this concept have been recorded by the Company in these Unaudited Consolidated Condensed Interim Financial Statements until approval is granted by the control authorities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

Master Agreement

As from January 1 and until the issuance of these Unaudited Consolidated Condensed Interim Financial Statements, Edenor received payments by the National Government and the Provincial Government amounting to Ps. 36.9 million and Ps. 7 million respectively.

Furthermore, pursuant to Executive Order No. 557/12 passed by the Province of Buenos Aires regarding the Debt Cancellation Bonds issued by this province and maturing in 2014, on October 18, 2012 Edenor entered into a Securities Subscription and Non Financial Obligations Discharge Agreement whereby it agreed to receive an amount of Ps. 0.3 million and underwrite bonds for a residual face value of Ps. 6.1 million for the cancellation of the debt this Province had with the Company corresponding to the January 1, 2007-December 31, 2010 period.

Edenor´s Tariff situation

Stabilization factor

The ES, by Note No. 2883 dated May 8, 2012 (reference: MEyFP Resolution No. 693/11 and MPFIPyS Resolution No. 1900/2011) has implemented a mechanism aiming to stabilize the amounts invoiced throughout the year to residential users, thus minimizing the effects of seasonal energy consumptions.

This methodology applies to all residential users, whether or not they receive the subsidy from the National Government, residential users having the option to adhere or not to this stabilization system.

This calculation is made based on consumptions registered in the last six two-month periods to determinate the average consumption. The stabilization factor results from the difference between this average consumption and the measured consumption during the current two-month period. This value will be added to or subtracted from the specific charges to the current two-month period, and the resulting amount will be the payable before the corresponding tax charges. Any adjustments to be made based on the differences between the average consumption and the measured consumption will be reflected on the invoice corresponding to the last two-month period of each calendar year.

Any differences resulting from comparing the annual average consumption against the current two-month period consumption will be accounted for at the closing of each period in the sales receivables equity account:

a.       If the annual average consumption is higher than that of the current two-month period ones, a credit will be recorded in the equity account.

b.       If the annual average consumption is lower than that of the current two-month period ones, a debit will be recorded in the equity account.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

EDEN´s Tariff situation

On July 20, 2012, the Ministry of Infrastructure of the Province of Buenos Aires passed Resolution No. 243/12, which was published in the Official Bulletin as at July 24, 2012, defining the new tariff charts for the July 1, 2012 – July 31, 2012 and August 1, 2012 – September 30, 2012 periods and as from October 1, 2012, establishing an electricity tariff increase in its concession area. These tariff charts have been defined in order to cover for the price increase in the resources necessary to render the service (labor, materials and services), which have experienced a substantial increase.

NOTE 3: BASIS OF PRESENTATION

Pursuant to its General Resolution No. 562/09, the National Securities Commission (“CNV”) incorporated Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”)’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009. Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the Interpretations Committee's of International Financial Reporting Standards (“IFRIC”) (together “IFRS”).

In July 2010, the CNV passed its General Resolution No. 576/10, which introduces certain changes to its previous General Resolution No. 562/09. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562/09. In turn, in October 2011, the CNV issued General Resolution No. 592/11 introducing some modifications to General Resolution No. 576/10.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562/10.

The Consolidated Condensed Interim Financial Statements corresponding to the nine and three-month periods ended September 30, 2012 and 2011 have been prepared pursuant to the provisions of the International Accounting Standard (“IAS”) 34 “Interim Financial Information”. This unaudited condensed interim consolidated financial information should be read jointly with the Company's consolidated financial statements as at December 31, 2011, which have been drawn up according to the IFRS (Exhibit I, attached to the Unaudited Consolidated Condesed Interim Financial Statementsas of March 31, 2012), and the audited Financial Statements as at December 31, 2011, which have been prepared according to the previous argentine accounting standards.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continued)

The Unaudited Consolidated Condesed Interim Financial Statements for the nine and three-month periods ended September 30, 2012 and 2011 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the nine-month periods ended September 30, 2012 and 2011 does not necessarily reflect in proportion the Company’s results for the complete fiscal years.

These Unaudited Consolidated Condesed Interim Financial Statements have been drawn up for their issuance by the Company’s Board of Directors on November 19, 2012.

NOTE 4: ACCOUNTING POLICIES

The accounting policies adopted for these Unaudited Consolidated Condesed Interim Financial Statements are consistent with those used in the Consolidated Financial Statements corresponding to the last fiscal year, which ended December 31, 2011 (Exhibit I, attached to the Unaudited Consolidated Condesed Interim Financial Statements as of March 31, 2012).

Income tax corresponding to interim periods accrues using the tax rate applicable to the expected annual total income or loss.

4.1      Reconciliations between IFRS and the professional accounting standards in force in Argentina as at September 30, 2011

Pursuant to the provisions of Technical Resolutions No. 26 and 29 of the FACPCE, the reconciliations between the consolidated shareholders’ equity, consolidated results and consolidated cash flow are included as determined pursuant to the professional accounting standards in force in Argentina as of September 30, 2011 (“Previous professional accounting standards”), as well as the same items determined pursuant to the IFRS.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1.1 Reconciliation between shareholders’ equity as at September 30, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

	Note	09.30.11

Sharehoders’ equity under Argentine GAAP		3,104,415,420
Impact for revaluation of properties, plant and equipment and goodwill impairment	(a)	(9,613,472)
Capitalization of borrowing costs	(b)	(30,742,183)
Effect of adjustments on investments in joint ventures	(c)	(23,841,888)
Inventory valuation	(d)	(29,246)
Valuation of assets held for sale	(e)	(7,440,220)
Derecognition of negative goodwill	(f)	11,872,358
Application of IFRIC 12 to service concession arrangements	(g)	(8,648,000)
Results related to defined benefit plans	(h)	(17,211,000)
Purchase of ADRs and shares in Edenor	(i)	28,449,994
Reversal of goodwill amortization	(j)	318,852
Restatement of business combinations	(k)	497,598,345
Acquisition of additional non-controlling interest	(l)	3,435,000
Derecognition of receivables for the sale of electricity to precarious neighborhoods; adjustments to the Master Agreement	(m)	(22,696,000)
Deferred income tax	(n)	(174,201,547)
Non-controlling interests	(o)	(124,592,411)
Pampa Energía sharehoders’ equity under IFRS		3,227,074,002
Non-controlling interests under IFRS		1,332,814,575
Sharehoders’ equity under IFRS		4,559,888,577

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1.1 Reconciliation between consolidated results for the nine and three months’ period ended September 30, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

		Nine months to	Three months to
	Note	09.30.11	09.30.11

Total Consolidated Comprehensive Income under Argentine GAAP		(183,244,661)	(102,391,605)
Impact for revaluation of properties, plant and equipment and goodwill impairment	(a)	(10,557,213)	(3,489,307)
Capitalization of borrowing costs	(b)	(3,929,772)	-
Effect of adjustments on investments in joint ventures	(c)	(665,898)	(261,956)
Inventory valuation	(d)	76,408	(38,542)
Valuation of assets held for sale	(e)	87,753	8,227,280
Reversal of negative goodwill amortization	(f)	(12,520,600)	(5,281,984)
Application of IFRIC 12 to service concession arrangements	(g)	(8,648,000)	(4,370,000)
Results related to defined benefit plans	(h)	397,188	132,396
Purchase of ADRs and shares in Edenor	(i)	55,741,090	23,831,150
Reversal of goodwill amortization	(j)	318,852	106,284
Restatement of business combinations	(k)	497,598,345	(102,759)
Derecognition of receivables for the sale of electricity to precarious neighborhoods; adjustments to the Master Agreement	(m)	(22,696,000)	(9,392,000)
Deferred income tax	(n)	(140,365,398)	4,031,111
Non-controlling interests	(o)	(127,074,718)	1,197,136
Comprehensive Income under IFRS		44,517,376	(87,802,796)

Non-controlling interests under IFRS		103,603,263	(4,049,506)
Total comprehensive Income under IFRS		148,120,639	(91,852,302)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(a)  Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i)      Revaluation of properties, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB generation plant as permitted by IFRS 1 (First time adoption). Fair value as deemed cost at January 1, 2011 for CPB is Ps. 228,051,030. As a consequence of such revaluation, the Company recorded an increase in the book value of CPB amounting to Ps. 134,874,133 at January 1, 2011 charged to retained earnings. As of September 30, 2011, the effect on the shareholders’ equity was an increase of Ps. 113,384,643. During the nine-months period ended September 30, 2012, the Company recorded a higher depreciation charge of Ps. 21,489,490 as a result of revaluating this property.

ii)    Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to Ps. 133,930,392. The recoverable value of this Cash-Generating Unit (“CGU”) was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the nine-month period ended September 30, 2012, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 10,932,277.

(b)  Capitalization of borrowing costs

In accordance with Argentine GAAP, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans specifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange differences arising from loans in foreign currency, as they are regarded an adjustment to interest costs. Consequently, the adjustment of conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on shareholders’ equity is a reduction of Ps. 30,742,183 at September, 30 2011. During the nine-month period ended September 30, 2011, the effect of this adjustment on the income statement is a loss of Ps. 3,929,772.

(c)   Effect of adjustments on investments in Joint Ventures

These adjustments correspond to Compañía Inversora en Transmisión Eléctrica CITELEC, a company over which joint control is held and is consolidated proportionally in accordance with Argentine GAAP. Under IFRS, considering that the Company has early adopted IFRS 11, the balances of CITELEC are deconsolidated and the shareholding in that company is valued using the equity method of accounting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

The adjustments are as follows:

i)      Depreciation of properties, plant and electricity transmission equipment

In accordance with Argentine GAAP, Transener and Transba, subsidiaries of CITELEC applied technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

ii)    Recognition of financial assets related to the fourth-line project

In October 1997, Transener, CITELEC subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth-Line project Comahue – Cuyo (“COM”).

In concordance to Argentine GAAP, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the COM contract arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognized in income in a 15-year basis according to the period for collecting the fees. Additionally, under Argentine GAAP, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchange differences were capitalized.

In concordance to IFRS, agreements including multiple elements (construction, operating and maintenance,etc), should be segregated and recorded separately based on the service provision. Consequently, a financial asset is recognized based on future cash flows receivable, associated to the fourth- line construction services and the effect of inflation accounting was reversed, as well as capitalized exchange differences.

iii)  Recognition of results related to defined benefit plans

See reference (h).

iv)   Deferred income tax

It represents the effect of recording, where applicable, the deferred tax effect of other differences between Argentine GAAP and IFRS.

v)       Non-controlling interests

It represents the effect of the foregoing IFRS adjustments on the non controlling interests under Argentine GAAP.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

The detail of the effect on equity by type of adjustment is as follows:

09.30.11
Depreciation of properties, plant and equipment for transmission of electricity	(54,220,262)
Recognition of financial assets related to the fourth line project	(7,876,269)
Recognition of results related to defined benefits plans	(12,711,563)
Deferred income tax	26,182,832
Non-controlling interest	24,783,374
Effect of adjustments on interests in joint ventures	(23,841,888)

The detail of the effect on profit and loss by type of adjustment is as follows:

09.30.11
Depreciation of properties, plant and equipment for transmission of electricity	(7,160,604)
Recognition of financial assets related to the fourth-line project	4,152,291
Recognition of results related to defined benefits plans	439,123
Deferred income tax	899,216
Non-controlling interest	1,004,076
Effect of adjustments on investments in joint ventures	(665,898)

(d) Inventory valuation

In concordance to Argentine GAAP, the Company valued inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at net realizable value. Under IFRS, the Company has valued its stock at the lower between the historical cost (using the weighted average price as the valuation method) and the net proceeds value. As of September 30, 2011 the effect on shareholders' equity was an increase in Ps. 10,413 and a decrease in Ps. 39,659, respectively. During the nine-months period ended September 30, 2011, the effect of this adjustment on the income statement is a gain of Ps. 76,408.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(e) Valuation of assets held for sale

In accordance to Argentine GAAP, at January 1, 2011, the Company has valued its interest in the subsidiary Ingentis S.A. (“Ingentis”) at net proceeds value since it is intended for sale. Under IFRS, the Company valued its interest in Ingentis at the lower between its book value and the fair value less cost to sell. As the fair value less cost to sell was higher than the book value, it was valued at book value. In Consequence, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for Ps. 7,440,220 as of September 30, 2011. The IFRS adjustment reflects a gain of Ps. 87,753 as of September 30, 2011.

(f) Derecognition of negative goodwill

In concordance to Argentine GAAP, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized on income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for Ps. 11,872,358 at September 30, 2011. During the nine-months period ended September 30, 2011, the effect of this adjustment on the income statement is a loss of Ps. 12,520,600.

(g) Application of IFRIC 12 to service concession agreements

In concordance to Argentine GAAP, the assets used in the framework of service concession agreements of subsidiary EDEN, whether received at the time of entering into concession contracts or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned for each specific asset, irrespective of the term of the concession contracts. Under IFRS, essential assets used in the framework of service concessions, whether received at time of entering into the concession contract or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are depreciated based on the remaining useful life of the concession contract.

Under Argentine GAAP, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received. Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(h) Results related to defined benefit plans

In concordance to Argentine GAAP, the Company does not recognized actuarial losses and gains as well as costs for past services which have not been amortized yet in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 revised, the Company has recognized actuarial losses and gains not recorded and costs for past services not amortized at the date of transition in retained earnings. The effect on shareholders' equity is a reduction for Ps. 17,211,000 as of September 30, 2011. During the nine-months period ended September 30, 2011, the effect of this adjustment on the income statement is a gain of Ps. 397,188.

(i) Purchase of ADRs and shares in Edenor

In concordance to Argentine GAAP, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal. Under IFRS, these shares and ADRs of Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control. In consequence, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital at the date of transition. As of September 30, 2011 the effect on the shareholders´ equity is an increase of Ps 28,449,994 (produced by an increase in the result of the year of Ps. 50,540,152, a decrease in retained earnings of Ps. 54,531,730, a decrease on non-controlling interest of Ps. 5,200,938 and an increase in additional paid-in capital of Ps. 27,240,635). This effect is attributed as a decrease in financial assets of Ps. 43,364,495 and an increase in non-controlling interest of Ps. 71,814,489. A of September 30, 2011, the effect of this adjustment on the income statement is a gain of Ps. 55,741,090.

(j) Derecognition of amortization of goodwill

In concordance to Argentine GAAP, goodwill arisen out of business combinations are amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired. Under IFRS, goodwill is not amortized. As a result, as of September 30, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 318,852.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(k) Restatement of business combinations

The adjustment consists of the following effects that are related to the acquisitions of EPCA S.A. (“EPCA”), Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”) and AESEBA S.A. (“AESEBA”):

i) Bargain purchase

This reconciling item corresponds to the gain recognized under IFRS, mainly by derecognizing on the negative goodwill of acquired companies indirectly (by Edenor) of EMDERSA and AESEBA and allocated to income.

ii) Transaction cost

Under Argentine GAAP, transaction costs are part of the paid consideration. Under IFRS, such costs are not part of the consideration paid and are expensed as incurred. The effect on results for the nine-month period ended September 30, 2011 is a loss of Ps. 1,018,319 for the acquisition of EPCA and Ps. 4,269,000 for the acquisition of EMDERSA and AESEBA.

The following table summarizes the effect in equity and results by type of adjustment:

09.30.11
Bargain purchase	498,616,664
Transaction cost	(1,018,319)
Restatement of business combinations	497,598,345

(l) Acquisition of additional non-controlling interest

The adjustment corresponds to the additional acquisition of a non-controlling interest which, according to Argentine GAAP was recorded by discounting the negative goodwill by the difference between the reasonable value of non-controlling interests and the paid remuneration. Under IFRS, such difference is recorded as an additional paid-in capital.

(m) Derecognition of receivables for the sale of electricity to precarious neighborhoods; adjustments to the Master Agreement

Pursuant to the IFRS, revenue arising in the course of ordinary activities will only be recognized when it is probable that future economic benefits will flow to the entity. In the case of revenue from sales to precarious neighborhoods incurred by the subsidiary Edenor, the uncertainty on the recoverability of the service consideration will only disappear when collection takes place. Therefore, under the IFRSs, no revenues will be recognized until the applicable collection takes place.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(n) Deferred income tax

Deferred tax liabilities for inflation adjustment

In concordance to Argentine GAAP, some subsidiaries of the Company considered inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purposes of determining deferred income taxes. Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

Deferred income tax on IFRS conversion adjustments

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

The detail of the effect on equity is as follows:

09.30.11
Deferred tax liabilities for inflation adjustment	(2,101,771)
Deferred income tax on IFRS conversion adjustments	(172,099,776)
Deferred income tax	(174,201,547)

The detail of the effect on profit and loss is as follows:

09.30.11
Deferred tax liabilities for inflation adjustment	112,620
Deferred income tax on IFRS conversion adjustments	(140,478,018)
Deferred income tax	(140,365,398)

(o) Non-controlling interest

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS as of September 30, 2011.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1.3 Reconciliation of consolidated cash flows for the nine-months period ended September 30, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects (b)	IFRS

Net cash generated from operating activities	727,709,694	11,994,616	-	739,704,310
Net cash used in investing activities	(1,441,382,773)	15,884,837	405,283,510	(1,020,214,426)
Net cash generated from financing activities	292,852,067	(57,185,461)	-	235,666,606

Cash and cash equivalents at the beginning of the year	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Cash and cash equivalents at the end of the year	487,876,847	(81,706,504)	(25,552,521)	380,617,822
(Decrease) Increase in cash and cash equivalents	(420,821,012)	(29,306,008)	405,283,510	(44,843,510)

(*) It corresponds to the cash flow included in the consolidated financial statements at September 30, 2011 approved by the Board of Directors, with certain reclassifications for the purpose of exposure according to IFRS.

(a) Effect of the deconsolidation of investments in joint ventures

In concordance to Argentine GAAP, CITELEC is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of CITELEC are deconsolidated and the shareholding in that Company is valued in concordance to the equity method.

(b) Remaining effects

It corresponds to debt securities which are not considered as Cash and Cash Equivalents under IFRS

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of Consolidated Condensed Interim Financial Statements requires the management of the Company to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the issuance of the financial statements, as well as the disclosure of income and expenses during such period.

Estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Consolidated Condensed Interim Financial Statements.

In the preparation of these Unaudited Consolidated Condensed Interim Financial Statements, critical judgments made by the management on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the fiscal year ended December 31, 2011 under IFRS (Exhibit I attached to the Unaudited Consolidated Condesed Interim Financial Statements as of March 31, 2012), with the exception of estimates which are required when determining accrued income taxes and that is mentioned below.

Impairment of assets

Assets subject to depreciation/ amortization are reviewed for impairment when facts or circumstances show that their book value may be unrecoverable. Intangible assets with an undefined useful life, including goodwill, are subject to at least one annual test for impairment.

In order to evaluate if there is evidence of any event or circumstance which may affect a cash generating unit, both external and internal sources of information are analyzed.  Specific facts and circumstances are analyzed, such as the discount rate used in the projections of the future cash flows of each CGU and the business situation considering economic and market factors, such as the cost of raw materials, oil and gas; the regulatory framework for the energy industry (mainly the recognition of expected prices and expenses compensation mechanisms); the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value.  The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell. Any impairment loss will be allocated (to reduce the book value of the CGU's assets) in the following order:

 (a) first, to reduce the book value of goodwill assigned to the cash generating unit, and

(b) then, to the other assets in the unit (or group of units), prorated according to the book value of each asset in the unit (or group of units), provided the book value of the asset is not reduced below the higher of its fair value less costs to sell, its value in use, or zero.

(c) any impairment loss which may not be allocated to the specific asset will be proportionately distributed among the remaining assets making up the CGU.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continued)

The value in use of each CGU is estimated on the basis of the current value of the future net cash flows that these units will generate. The Company management uses cash flow projections based on financial budgets approved by the Management during 5-year period extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration a terminal value and the appropriate discount rates. In order to calculate the fair value less the costs to sell, the Company management uses the estimated value of the future cash flows that a market player could generate from the appropriate CGU, and deducts the costs necessary to perform the sale of the corresponding CGU.

When estimating future cash flows, the Company management is required to make critical judgments. Actual cash flows and values may differ significantly from the expected future cash flows and their related values obtained through discount techniques.

The key assumptions used in value in use calculations as at September 30, 2012 are detailed below:

Gross margin	between 8.0% and 11.0%
Growth rate	0.0%
Discount rate	13.0%

CPB’s management determined the budgeted gross margin based on past yields and its market growth expectations according to the increases in the remuneration for power, operation and maintenance defined in each scenario. The types of discounts used show specific risks related to the relevant segments.

Non-financial assets other than goodwill which have suffered impairment in the past are reviewed for a possible reversal of the impairment as at the closing date of the fiscal year.

As of September 30, 2012, impairment losses amounting to Ps 108.3 million were recorded for property, plant and equipment associated with the consolidated assets corresponding to CPB as a result of the evaluation on their recoverability. Despite of CPB’s current economic and financial situation (Note 21), the Management has made its projections under the assumption that the electricity rates will be raised according to the circumstances. However, the Management may not ensure that the future performance of the variables used to make its projections will be in line with what has been estimated. Therefore, significant differences may arise as compared to the estimates used and assessments made as of these financial statements’ issuance date.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continued)

In order to contemplate the estimation risk contained in the projection of the variables used, the Management has prepared three different probability-weighted scenarios. Although all of them assume an acceptable gradual tariff increase, the Management has considered different magnitudes for the expected increases in the remuneration for provided power and for operation and maintenance based on the experience gathered from the implementation of the generators agreement as from November 2010, which was suspended by the ES as from January 24, 2012 and which, among other topics, recognized an increase in the provided power as well as in the recognized values for operation and maintenance, all of this subject to the meeting of certain agreed availability conditions, which were met by the Company during the life of the agreement.

CPB’s management has assigned the following occurrence probability percentages to each scenario:

  Pessimistic scenario: 5%
  Base scenario: 55%
  Optimistic scenario: 40%

The pessimistic scenario supposes increases in the remuneration for power and operation and maintenance according to the values established for the above-mentioned generators’ agreement for the year 2011. In contrast, the other two scenarios assume a higher increase in the remuneration for power which, as distinguished from the first scenario, would allow for meeting increasing fixed costs.

Regarding the scenario used to revalue CPB’s property, plant and equipment as at the date of transition to the IFRSs, the current projected scenarios acknowledge these main differentiating elements: (i) the disappearance of an own fuel oil business, which would allow CPB to obtain a margin on the fuel it would acquire for generation purposes; and (ii) an increase in operating costs for the period, which may only be recovered in an optimistic scenario. The impairment of the projected cash flow values is a direct consequence of the above.

Impairment loss charges have been allocated in order to reduce the book value of the assets making up the cash generating unit on a pro rata basis taking into consideration the book value of each of the assets of the unit. After recognizing the impairment loss, the asset’s depreciation charges will be adjusted in future periods in order to systematically distribute its reviewed book value less any possible remaining value through its remaining useful life.

NOTE 6: FINANCIAL RISKS MANAGEMENT

The activities of the Group are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

As from the last closing, no meaningful changes have been recorded by the Risk Department in risk management policies, which were disclosed in Exhibit I to the Condensed Interim Financial Statements as of March 31, 2012.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: INVESTMENTS IN JOINT VENTURES

	09.30.2012	12.31.2011	09.30.2011
At the beginning of the period/year	222,219,616	239,223,212	239,223,212
Participation in loss	(18,412,290)	(14,605,490)	(8,348,547)
Participation in other comprehensive income	-	(2,398,106)	-
Al the end of the period/year	203,807,326	222,219,616	230,874,665

The Company’s joint businesses which are deemed meaningful in the Board of Directors’ opinion are as follows. The capital stock of joint businesses is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

Company	Country	% Participation	Nature of the related
CITELEC	Argentina	50%	(1)

(1)       The Company has a co-controlling interest in CITELEC, Transener’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,700 km of own lines, as well as 6,110 km of Transba’s high-voltage lines in the Province of Buenos Aires). Transba and Transener transport 95% of the electricity in Argentina.

i.      Summary statement of financial position

Citelec	09.30.2012	12.31.2011	01.01.2011
Non current assets	1,258,398,593	1,301,364,864	1,339,164,023
Current assets	345,643,940	331,889,969	278,767,307
Total assets	1,604,042,533	1,633,254,833	1,617,931,330

Non current liabilities	895,055,166	855,754,777	749,555,269
Current liabilities	154,633,231	162,092,626	198,415,432
Total liabilities	1,049,688,397	1,017,847,403	947,970,701

ii.      Summary statement of total comprehensive income

	Nine months to		Three months to
Citelec	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Sales	385,570,750	378,793,811	138,259,983	131,731,710
Operating loss	(89,678,100)	(31,522,111)	(34,183,893)	(36,782,926)
Finance results, net	749,724	(4,546,738)	(6,340,978)	5,958,231
Total comprehensive loss of the period	(61,053,294)	(23,998,945)	(27,656,786)	(8,687,348)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continued)

iii. Summary statement of cash flows

	Nine months to		Three months to
Citelec	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Net cash (used in) generated by operating activities	(53,499,571)	48,229,562	(5,178,518)	34,336,110
Net cash used in investing activities	(69,599,380)	(69,592,940)	(56,458,419)	(48,621,979)
Net cash generated by financing activities	86,883,158	79,975,392	36,028,484	91,405,078

NOTE 8: INVESTMENTS IN ASSOCIATES

	09.30.2012	12.31.2011	09.30.2011
At the beginning of the period/year	130,251,204	-	-
Increases	-	110,471,920	110,471,920
Participation in profit	(2,053,714)	19,779,284	(4,270,347)
At the end of the period/year	128,197,490	130,251,204	106,201,573

The Company holds an interest in only one associated company which, in the Board of Directors’ opinion, is not meaningful. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the associate operates.

Company	Country	% Participation	Nature of the related
Compañía de Inversiones de Energía S.A. (“CIESA”)	Argentina	10%	(1)

(1)       Through EPCA., the Company holds an interest in CIESA, a company which owns 51% of the capital stock of Transportadora de Gas del Sur S.A. (“TGS”). TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the Executive Director and used in making strategic decisions.

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by of the direct and indirect equity interest in Central Térmica Loma La Lata S.A. (“CTLL”), Hidroeléctrica Los Nihuiles S.A. (“HINISA”), Hidroeléctrica Diamante S.A. (“HIDISA”), Central Térmica Güemes S.A. (“CTG”), Central Piedra Buena S.A. (“CPB”), Powerco S.A. (Powerco), Energía Distribuida (“ENDISA”), Emdersa Generación Salta S.A. (“EGSSA”) and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by of the indirect equity interest in Transener and its subsidiaries.

Distribution, conformed by of the indirect equity interest in Electricidad Argentina S.A. (“EASA”), Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the divestment mentioned in Exhibit I included in the Consolidated Condensed Interim Financial Statements as of March 31, 2012 the Company has deconsolidated the assets comprised in EMDERSA and EMDERSA Holding.

Holding and others, conformed by of financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income (loss) level of reporting.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for nine moths as of September 30, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	2,881,982,337	186,786,504	2,803,673,039	69,405,217	-	5,941,847,097
Intersegment sales	13,187,317	5,998,858	-	71,157,064	(80,686,168)	9,657,071
Cost of sales	(2,526,934,903)	(195,132,552)	(2,757,146,669)	(40,344,165)	13,618,329	(5,505,939,960)
Gross profit (loss)	368,234,751	(2,347,190)	46,526,370	100,218,116	(67,067,839)	445,564,208

Selling expenses	(41,319,456)	-	(321,370,173)	(2,990,918)	-	(365,680,547)
Adminsitrative expenses	(109,429,450)	(45,475,390)	(202,008,130)	(109,760,184)	67,067,839	(399,605,315)
Other operating income	137,153,699	504,931	28,635,087	15,867,013	-	182,160,730
Other operating expenses	(11,426,602)	(11,494)	(53,635,666)	(910,407)	-	(65,984,169)
Share (loss) profit of joint ventures	-	-	(21,175)	-	-	(21,175)
Share profit of associates	-	-	-	(2,053,714)	-	(2,053,714)
Impairment of properties, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Impairment of intangible assets	-	-	(5,262,032)	-	-	(5,262,032)
Operating profit (loss)	234,929,373	(47,329,143)	(507,135,719)	369,906	-	(319,165,583)

Finance income	51,598,300	57,793,011	57,379,974	1,240,604	(6,368,605)	161,643,284
Finance cost	(170,955,357)	(38,213,447)	(201,936,452)	(34,753,792)	6,368,605	(439,490,443)
Other finance results	(116,814,486)	(19,211,514)	(136,268,300)	101,259,816	-	(171,034,484)
Profit (Loss) before income tax	(1,242,170)	(46,961,093)	(787,960,497)	68,116,534	-	(768,047,226)

Income tax	2,479,822	15,333,106	59,168,764	(4,459,047)	-	72,522,645
Profit (Loss) for the year from continuing operations	1,237,652	(31,627,987)	(728,791,733)	63,657,487	-	(695,524,581)

Discontinued operations	-	(1,530,602)	36,085,123	-	-	34,554,521
Adjustment non-controlling interest in joint arrangements	-	14,587,978	-	-	-	14,587,978
Total comprehensive profit (loss) of the period	1,237,652	(18,570,611)	(692,706,610)	63,657,487	-	(646,382,082)

Total profit (loss) attributable to:
Owners of the parent	(7,134,422)	(18,570,611)	(419,345,124)	63,657,487	-	(381,392,670)
Non - controlling interest	8,372,074	-	(273,361,486)	-	-	(264,989,412)

Depreciation and amortization (2)	95,197,765	28,800,563	178,749,394	23,333,268	-	326,080,990

Additional consolidated information as of September 30, 2012
Total assets	3,194,213,518	827,277,960	6,338,349,287	1,409,870,036	(255,149,857)	11,514,560,944
Total liabilities	1,998,689,732	524,858,466	5,769,247,016	590,569,933	(255,149,857)	8,628,215,290

(1) Includes financial results generated by financial debt issued by EASA for Ps. 74.9 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses) .

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Consolidated statement of operation information for nine moths as of September 30, 2011	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	2,202,488,767	189,011,287	2,173,247,278	23,799,042	-	4,588,546,374
Intersegment sales	8,888,723	385,616	-	9,065,074	(17,281,365)	1,058,048
Cost of sales	(1,989,211,918)	(163,449,415)	(1,840,634,155)	(26,413,669)	13,633,282	(4,006,075,875)
Gross profit	222,165,572	25,947,488	332,613,123	6,450,447	(3,648,083)	583,528,547

Selling expenses	(15,532,933)	-	(214,789,178)	(354,582)	17,266	(230,659,427)
Adminsitrative expenses	(103,308,027)	(37,012,731)	(166,134,977)	(28,798,143)	3,270,000	(331,983,878)
Other operating income	1,249,716	469,885	26,678,089	72,618,386	-	101,016,076
Other operating expenses	(2,947,827)	(429,939)	(46,629,887)	(10,431,901)	-	(60,439,554)
Share profit of associates	-	-	-	(4,270,347)	-	(4,270,347)
Profit of acquisition of subsidiaries	-	-	502,988,419	(1,018,319)	-	501,970,100
Operating profit	101,626,501	(11,025,297)	434,725,589	34,195,541	(360,817)	559,161,517

Finance income	35,624,932	42,910,701	29,502,665	943,390	(10,438,995)	98,542,693
Finance cost	(156,895,607)	(32,785,710)	(183,736,029)	(15,385,592)	10,799,812	(378,003,126)
Other finance results	(1,756,011)	(12,404,252)	(88,147,564)	(2,474,393)	-	(104,782,220)
Profit before income tax	(21,400,185)	(13,304,558)	192,344,661	17,278,946	-	174,918,864

Income tax	9,191,666	5,114,135	(64,105,291)	(3,744,978)	-	(53,544,468)
Profit for the year from continuing operations	(12,208,519)	(8,190,423)	128,239,370	13,533,968	-	121,374,396

Discontinued operations	-	(11,739,333)	26,945,845	-	-	15,206,512
Adjustment non-controlling interest in joint arrangements	-	11,539,731	-	-	-	11,539,731
Total comprehensive profit of the period	(12,208,519)	(8,390,025)	155,185,215	13,533,968	-	148,120,639

Total profit (loss) attributable to:
Owners of the parent	(36,765,349)	(8,390,025)	76,138,782	13,533,968	-	44,517,376
Non - controlling interest	24,556,830	-	79,046,433	-	-	103,603,263

Depreciation and amortization (2)	83,901,368	36,253,503	178,849,544	13,798,282	-	312,802,697

Additional consolidated information as of September 30, 2011
Total assets	3,590,669,831	951,672,858	7,171,242,379	1,575,813,572	(477,834,106)	12,811,564,534
Total liabilities	2,431,105,440	509,532,386	5,847,704,942	466,469,069	(477,834,106)	8,776,977,731

(1) Includes financial results generated by financial debt issued by EASA for Ps. 54.6 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses) .

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for three moths as of September 30, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	1,125,016,846	68,274,466	948,715,109	27,295,237	-	2,169,301,658
Intersegment sales	4,965,268	855,514	-	27,375,661	(31,313,413)	1,883,030
Cost of sales	(1,014,587,820)	(70,393,669)	(970,650,730)	(15,146,435)	4,965,268	(2,065,813,386)
Gross profit	115,394,294	(1,263,689)	(21,935,621)	39,524,463	(26,348,145)	105,371,302
				-
Selling expenses	(14,299,072)	-	(124,228,832)	(1,024,013)	-	(139,551,917)
Adminsitrative expenses	(42,687,161)	(16,343,074)	(77,802,052)	(35,594,351)	26,348,145	(146,078,493)
Other operating income	355,873	(350,807)	19,991,050	8,307,529	-	28,303,645
Other operating expenses	(7,258,716)	(1,914)	(15,787,454)	(5,360)	-	(23,053,444)
Share (loss) profit of Joint Ventures	-	-	2	-	-	2
Share profit of associates	-	-	-	(1,863,674)	-	(1,863,674)
Impairment of properties, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Operating profit	(56,778,351)	(17,959,484)	(219,762,907)	9,344,594	-	(285,156,148)

Finance income	17,135,043	21,088,794	20,871,029	807,363	(2,073,770)	57,828,459
Finance cost	(52,811,644)	(12,357,043)	(53,800,659)	(9,898,540)	2,073,770	(126,794,116)
Other finance results	(23,343,983)	(11,904,429)	(59,858,220)	41,789,479	-	(53,317,153)
Profit before income tax	(115,798,935)	(21,132,162)	(312,550,757)	42,042,896	-	(407,438,958)

Income tax	36,621,463	7,053,951	17,593,356	(1,798,714)	-	59,470,056
Profit for the year from continuing operations	(79,177,472)	(14,078,211)	(294,957,401)	40,244,182	-	(347,968,902)

Discontinued operations	-	(619,909)	(4,531,434)	-	-	(5,151,343)
Adjustment non-controlling interest in joint arrangements	-	6,617,275	-	-	-	6,617,275
Total comprehensive profit of the period	(79,177,472)	(8,080,845)	(299,488,835)	40,244,182	-	(346,502,970)

Total profit (loss) attributable to:
Owners of the parent	(87,267,260)	(8,080,845)	(178,460,707)	40,244,182	-	(233,564,630)
Non - controlling interest	8,089,788	-	(121,028,128)	-	-	(112,938,340)

Depreciation and amortization (2)	26,951,635	9,462,439	59,926,473	5,268,700	-	101,609,247

(1) Includes financial results generated by financial debt issued by EASA for Ps. 29.2 million and other consolidation adjustments .

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses) .

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for three moths as of September 30, 2011	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	842,376,794	65,762,740	791,661,877	11,960,939	-	1,711,762,350
Intersegment sales	5,309,173	103,114	-	7,188,056	(12,633,437)	(33,094)
Cost of sales	(788,580,517)	(60,373,378)	(662,370,947)	(19,816,172)	10,967,197	(1,520,173,817)
Gross profit	59,105,450	5,492,476	129,290,930	(667,177)	(1,666,240)	191,555,439

Selling expenses	(4,089,697)	-	(80,617,036)	(80,081)	-	(84,786,814)
Adminsitrative expenses	(35,997,421)	(14,128,879)	(62,225,188)	(7,988,868)	1,470,000	(118,870,356)
Other operating income	437,972	469,885	15,471,245	27,949	-	16,407,051
Other operating expenses	7,642,444	7,772,215	(19,132,987)	(423,157)	-	(4,141,485)
Share profit of associates	-	-	-	(2,790,751)	-	(2,790,751)
Profit of acquisition of subsidiaries	-	-	-	-	-	-
Operating profit	27,098,748	(394,303)	(17,213,036)	(11,922,085)	(196,240)	(2,626,916)

Finance income	11,749,848	19,507,109	9,049,053	346,454	(3,147,013)	37,505,451
Finance cost	(59,375,579)	(11,991,868)	(64,560,729)	(5,191,294)	3,343,253	(137,776,217)
Other finance results	(395,484)	(4,537,808)	(20,569,665)	(4,788,225)	-	(30,291,182)
Profit before income tax	(20,922,467)	2,583,130	(93,294,377)	(21,555,150)	-	(133,188,864)

Income tax	12,602,323	2,089,725	28,133,341	124,869	-	42,950,258
Profit for the year from continuing operations	(8,320,144)	4,672,855	(65,161,036)	(21,430,281)	-	(90,238,606)

Discontinued operations	-	(11,739,333)	6,137,662	-	-	(5,601,671)
Adjustment non-controlling interest in joint arrangements	-	3,987,975	-	-	-	3,987,975
Total comprehensive profit of the period	(8,320,144)	(3,078,503)	(59,023,374)	(21,430,281)	-	(91,852,302)

Total profit (loss) attributable to:
Owners of the parent	(11,738,469)	(3,078,503)	(51,555,543)	(21,430,281)	-	(87,802,796)
Non - controlling interest	3,418,325	-	(7,467,831)	-	-	(4,049,506)

Depreciation and amortization (2)	26,871,431	12,156,744	59,455,645	8,181,669	-	106,665,489

(1) Includes financial results generated by financial debt issued by EASA for Ps. 20.6 million and other consolidation adjustments .

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses) .

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIALSTATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the Consolidated Condensed Interim Financial Statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in CITELEC and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint business, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Condensed Interim Comprehensive Income and Financial Statement Situation.

In this sense, the reconciliation between the segment information and the Consolidated Condensed Interim Comprehensive Income Statement is presented below:

Consolidated statement of operation information for nine moths as of September 30, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	5,941,847,097	(186,786,516)	5,755,060,581
Intersegment sales	9,657,071	(5,998,860)	3,658,211
Cost of sales	(5,505,939,960)	195,132,553	(5,310,807,407)
Gross profit	445,564,208	2,347,177	447,911,385

Selling expenses	(365,680,547)	-	(365,680,547)
Adminsitrative expenses	(399,605,315)	45,449,247	(354,156,068)
Other operating income	182,160,730	(504,929)	181,655,801
Other operating expenses	(65,984,169)	-	(65,984,169)
Share (loss) profit of Joint Ventures	(21,175)	(18,391,115)	(18,412,290)
Share profit of associates	(2,053,714)	-	(2,053,714)
Impairment of properties, plant and equipment	(108,283,569)	-	(108,283,569)
Impairment of intangible assets	(5,262,032)	-	(5,262,032)
Operating profit	(319,165,583)	28,900,380	(290,265,203)

Finance income	161,643,284	(57,793,013)	103,850,271
Finance cost	(439,490,443)	38,206,230	(401,284,213)
Other finance results	(171,034,484)	19,211,922	(151,822,562)
Finance results, net	(448,881,643)	(374,861)	(449,256,504)
(Loss) Profit before income tax	(768,047,226)	28,525,519	(739,521,707)

Income tax	72,522,645	(15,468,144)	57,054,501
(Loss) Profit before income tax	(695,524,581)	13,057,375	(682,467,206)

Discontinued operations	34,554,521	1,530,603	36,085,124
Adjustment non-controlling interest in Joint Ventures	14,587,978	(14,587,978)	-
Total comprehensive profit of the period	(646,382,082)	-	(646,382,082)

Depreciation and amortization	326,080,990	(28,800,563)	297,280,427

Additional consolidated information as of September 30, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total assets	11,514,560,944	(663,957,709)	10,850,603,235
Total liabilities	8,628,215,290	(524,844,200)	8,103,371,090

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for nine moths as of September 30, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	4,588,546,374	(189,011,287)	4,399,535,087
Intersegment sales	1,058,048	(385,616)	672,432
Cost of sales	(4,006,075,875)	163,449,415	(3,842,626,460)
Gross profit	583,528,547	(25,947,488)	557,581,059

Selling expenses	(230,659,427)	-	(230,659,427)
Adminsitrative expenses	(331,983,878)	36,966,793	(295,017,085)
Other operating income	101,016,076	-	101,016,076
Other operating expenses	(60,439,554)	(43,761)	(60,483,315)
Share profit of associates	(4,270,347)	-	(4,270,347)
Share (loss) profit of Joint Ventures	-	(8,348,547)	(8,348,547)
Profit of acquisition of subsidiaries	501,970,100	-	501,970,100
Operating profit	559,161,517	2,626,997	561,788,514

Finance income	98,542,693	(42,910,701)	55,631,992
Finance cost	(378,003,126)	32,630,975	(345,372,151)
Other finance results	(104,782,220)	12,553,108	(92,229,112)
Finance results, net	(384,242,653)	2,273,382	(381,969,271)
Profit (Loss) before income tax	174,918,864	4,900,379	179,819,243

Income tax	(53,544,468)	(5,099,981)	(58,644,449)
Profit before income tax	121,374,396	(199,602)	121,174,794

Discontinued operations	15,206,512	11,739,333	26,945,845
Adjustment non-controlling interest in Joint Ventures	11,539,731	(11,539,731)	-
Total comprehensive profit of the period	148,120,639	-	148,120,639

Depreciation and amortization	312,802,697	(36,248,860)	276,553,837

Additional consolidated information as of September 30, 2011	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total assets	12,811,564,534	(728,874,172)	12,082,690,362
Total liabilities	8,776,977,731	(468,510,311)	8,308,467,420

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for three moths as of September 30, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	2,169,301,658	(68,274,476)	2,101,027,182
Intersegment sales	1,883,030	(855,515)	1,027,515
Cost of sales	(2,065,813,386)	70,393,670	(1,995,419,716)
Gross profit	105,371,302	1,263,679	106,634,981

Selling expenses	(139,551,917)	-	(139,551,917)
Adminsitrative expenses	(146,078,493)	16,335,865	(129,742,628)
Other operating income	28,303,645	350,807	28,654,452
Other operating expenses	(23,053,444)	-	(23,053,444)
Share (loss) profit of Joint Ventures	2	(8,069,523)	(8,069,521)
Share profit of associates	(1,863,674)	-	(1,863,674)
Impairment of properties, plant and equipment	(108,283,569)	-	(108,283,569)
Impairment of intangible assets	-	-	-
Operating profit	(285,156,148)	9,880,828	(275,275,320)

Finance income	57,828,459	(21,088,795)	36,739,664
Finance cost	(126,794,116)	12,354,709	(114,439,407)
Other finance results	(53,317,153)	11,904,576	(41,412,577)
Finance results, net	(122,282,810)	3,170,490	(119,112,320)
Profit (Loss) before income tax	(407,438,958)	13,051,318	(394,387,640)

Income tax	59,470,056	(7,053,952)	52,416,104
Profit before income tax	(347,968,902)	5,997,366	(341,971,536)

Discontinued operations	(5,151,343)	619,909	(4,531,434)
Adjustment non-controlling interest in Joint Ventures	6,617,275	(6,617,275)	-
Total comprehensive profit of the period	(346,502,970)	-	(346,502,970)

Depreciation and amortization	101,609,247	(9,462,438)	92,146,809

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information for three moths as of September 30, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,711,762,350	(66,716,385)	1,645,045,965
Intersegment sales	(33,094)	(103,114)	(136,208)
Cost of sales	(1,520,173,817)	61,327,023	(1,458,846,794)
Gross profit	191,555,439	(5,492,476)	186,062,963
		-
Selling expenses	(84,786,814)	-	(84,786,814)
Adminsitrative expenses	(118,870,356)	14,118,063	(104,752,293)
Other operating income	16,407,051	-	16,407,051
Other operating expenses	(4,141,485)	(8,241,286)	(12,382,771)
Share (loss) profit of Joint Ventures	-	(3,070,963)	(3,070,963)
Share profit of associates	(2,790,751)	-	(2,790,751)
Profit of acquisition of subsidiaries	-	-	-
Operating profit	(2,626,916)	(2,686,662)	(5,313,578)

Finance income	37,505,451	(19,507,109)	17,998,342
Finance cost	(137,776,217)	11,841,516	(125,934,701)
Other finance results	(30,291,182)	4,686,486	(25,604,696)
Finance results, net	(130,561,948)	(2,979,107)	(133,541,055)
Profit (Loss) before income tax	(133,188,864)	(5,665,769)	(138,854,633)

Income tax	42,950,258	(2,085,589)	40,864,669
Profit before income tax	(90,238,606)	(7,751,358)	(97,989,964)

Discontinued operations	(5,601,671)	11,739,333	6,137,662
Adjustment non-controlling interest in Joint Ventures	3,987,975	(3,987,975)	-
Total comprehensive profit of the period	(91,852,302)	-	(91,852,302)

Depreciation and amortization	106,665,489	(12,155,196)	94,510,293

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: SALES

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Sales of energy to the SPOT Market	2,027,387,572	1,627,447,211	826,660,775	644,951,716
Sales of energy to the Forward Market	385,729,748	397,456,324	138,935,266	146,812,091
Energy plus sales	456,350,877	147,180,167	156,371,009	43,886,475
Gas sales	1,358,235	2,115,918	365,448	790,246
Energy exportation	-	12,554,257	-	(183,943)
Other sales	11,155,905	15,734,890	2,684,348	6,120,209
Generation subtotal	2,881,982,337	2,202,488,767	1,125,016,846	842,376,794

Energy sales	2,666,235,870	2,089,390,314	917,453,429	757,118,032
Right of use of posts	28,069,511	18,175,884	8,232,247	6,326,862
Connection and reconnection charges	5,665,389	5,780,909	2,065,058	2,049,555
Income from construction	86,550,210	47,475,090	16,226,473	20,255,379
Other sales	17,152,059	12,425,081	4,737,902	5,912,049
Distribution subtotal	2,803,673,039	2,173,247,278	948,715,109	791,661,877

Gas sales	61,965,714	18,471,181	21,793,753	9,923,834
Oil and liquid sales	3,026,681	4,893,662	1,228,305	1,602,906
Other sales	4,412,822	434,199	4,273,179	434,199
Holding and others subtotal	69,405,217	23,799,042	27,295,237	11,960,939

Intersegment sales	3,658,199	672,432	1,027,505	(1,089,853)

Total sales	5,758,718,792	4,400,207,519	2,102,054,697	1,644,909,757

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: COST OF SALES

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Inventories at the beginning of the period	60,421,699	30,211,620	80,027,979	33,731,804

Loss for the period
Purchases of inventories	1,626,208,050	1,534,286,163	588,699,898	625,954,710

Salaries and social benefits	531,636,313	402,236,816	186,585,800	136,885,482
Accrual of defined benefit plans	19,568,314	10,098,221	7,420,374	3,307,075
Fees and compensations for services	364,795,987	190,552,010	129,663,679	75,810,565
Property, plant and equipment depreciations	236,930,353	230,325,532	69,634,580	79,674,586
Gas production	4,213,214	2,030,154	1,337,059	1,108,701
Intangible assets amortization	33,132,396	23,095,784	11,123,384	7,698,587
Gas consumption	412,616,868	255,218,258	81,915,728	57,038,003
Purchase of energy	372,221,074	365,016,655	138,490,078	60,889,920
Fuel consumption	1,363,373,558	576,006,914	682,623,777	310,858,088
Transport of energy	17,498,541	11,715,701	5,127,587	3,587,257
Construction cost	86,550,210	59,546,000	16,226,473	25,129,000
Material and spare parts consumption	86,174,712	55,924,531	32,734,433	23,339,957
Penalties	71,746,376	49,239,000	26,000,048	20,038,000
Maintenance	38,530,052	20,614,455	12,505,907	6,641,124
Royalties and fees	24,016,424	17,729,809	6,716,434	4,174,534
Rental and insurance	32,434,526	22,086,835	11,181,570	8,455,024
Surveillance and security	10,028,168	6,820,323	3,383,952	2,420,500
Taxes, rates and contributions	8,164,240	10,445,678	2,731,430	6,504,743
Communications	6,483,457	5,314,805	2,347,891	1,790,253
Other	9,623,197	2,889,185	4,501,977	2,586,870
Subtotal	3,729,737,980	2,316,906,666	1,432,252,161	837,938,269

Inventories at the end of the period	(105,560,322)	(38,777,989)	(105,560,322)	(38,777,989)
Cost of sales	5,310,807,407	3,842,626,460	1,995,419,716	1,458,846,794

NOTE 12: SELLING EXPENSES

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Salaries and social benefits	116,605,883	76,041,505	43,901,520	26,578,305
Accrual of defined benefit plans	3,385,586	1,268,000	1,366,586	409,000
Fees and compensations for services	126,167,543	86,639,472	48,481,271	37,072,138
Property, plant and equipment depreciation	5,546,895	2,197,053	3,615,179	60,280
Maintenance	6,653,634	2,447,657	4,036,483	1,148,589
Penalties	7,656,938	4,140,000	3,966,799	1,900,000
Doubtful accounts	17,460,444	8,323,448	7,098,382	2,562,985
Rental and insurance	323,291	481,170	81,548	42,010
Surveillance and security	2,001,303	1,533,807	287,535	721,135
Taxes, rates and contributions	61,489,365	28,219,910	21,319,502	10,080,060
Communications	14,933,157	12,067,235	4,607,269	4,549,090
Advertising and promotion	327,711	460,749	17,385	248,787
Other	3,128,797	6,839,421	772,458	(585,565)
	365,680,547	230,659,427	139,551,917	84,786,814

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: ADMINISTRATIVE EXPENSES

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Salaries and social benefits	166,520,859	132,211,891	64,082,374	49,466,326
Accrual of defined benefit plans	3,571,768	1,284,381	1,705,306	535,794
Fees and compensations for services	75,965,805	62,541,249	29,134,075	22,649,035
Directors and Sindycs’ fees	14,947,024	15,467,181	4,634,299	3,003,769
Reserve for directors’ options	6,709,014	6,709,014	2,236,338	2,236,338
Property, plant and equipment depreciation	9,190,897	9,458,950	3,852,888	2,797,286
Intangible assets amortization	5,770,872	4,767,504	1,684,440	2,043,216
Material and spare parts consumption	3,012,459	2,076,962	1,073,823	839,956
Maintenance	3,296,267	2,556,244	563,251	1,219,421
Transport and per diem	3,639,293	3,786,296	1,678,851	1,197,925
Rental and insurance	18,706,428	16,027,171	7,153,383	5,101,559
Surveillance and security	4,395,374	3,667,753	1,390,788	1,305,385
Taxes, rates and contributions	20,274,499	8,368,997	5,173,151	2,466,676
Communications	4,659,995	5,244,924	1,499,629	1,944,713
Advertising and promotion	5,529,693	12,479,448	1,759,361	5,177,252
Office expenses	1,303,954	1,119,910	375,067	386,328
Other	6,661,867	7,249,213	1,745,604	2,381,317
	354,156,068	295,017,085	129,742,628	104,752,293

NOTE 14: FINANCIAL RESULTS

	Nine months to		Three months to
Finance income	09.30.2012	09.30.2011	09.30.2012	09.30.2011
Financial interest	103,850,271	55,631,992	36,739,664	17,998,342
Total finance income	103,850,271	55,631,992	36,739,664	17,998,342

Finance cost
Financial interest	(307,427,665)	(279,673,293)	(78,602,549)	(104,080,280)
Fiscal interest	(17,246,577)	(1,106,469)	(8,578,353)	(719,641)
Taxes and bank commissions	(73,770,163)	(64,966,583)	(25,320,424)	(21,540,320)
Other finance costs	(2,839,808)	374,194	(1,938,081)	405,540
Total finance cost	(401,284,213)	(345,372,151)	(114,439,407)	(125,934,701)

Other finance results
Foreing currency exchange difference	(233,056,090)	(114,941,078)	(82,387,551)	(55,786,928)
Changes in the fair value of financial instruments	133,671,487	28,612,800	11,419,960	14,279,740
Result from repurchase of financial debt	21,451,233	(1,682,394)	21,451,233	15,539,621
Proceeds from current value measurement	(70,304,278)	324,197	9,370,079	(373,711)
Other finance results	(3,584,914)	(4,542,637)	(1,266,298)	736,582
Total other finance results	(151,822,562)	(92,229,112)	(41,412,577)	(25,604,696)
Other finance results, net	(449,256,504)	(381,969,271)	(119,112,320)	(133,541,055)

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15: CASH AND CASH EQUIVALENTS

	09.30.2012	12.31.2011	01.01.2011

Cash	1,752,898	1,499,097	1,152,039
Banks	81,792,246	131,668,010	140,361,770
Securities deposit	669,158	11,274,203	33,219,949
Time deposits	1,114,861	49,359,887	102,678,947
Mutual funds	199,245,948	151,317,548	148,048,627
	284,575,111	345,118,745	425,461,332

NOTE 16: PROPERTIES, PLANT AND EQUIPMENT

	09.30.2012	12.31.2011

Net book value al the beginning of the period	5,847,509,050	5,925,219,184
Increases	442,174,509	1,126,708,118
Decreases	(9,703,536)	(296,498,117)
Impairment value	(108,283,570)	(557,668,671)
Depreciations	(251,628,344)	(350,251,464)
Net book value at the end of the period	5,920,068,109	5,847,509,050

NOTE 17: INTANGIBLE ASSETS

	09.30.2012	12.31.2011

Net book value al the beginning of the period	1,683,048,004	977,740,846
Increases for business combinations	-	832,968,346
Increases	72,061,417	-
Decreases	(6,440,914)	-
Impairment value	(5,262,032)	(90,056,096)
Depreciations	(38,903,268)	(37,605,092)
Net book value at the end of the period	1,704,503,207	1,683,048,004

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: TRADE AND OTHER RECEIVABLES

Non Current	Note	09.30.2012	12.31.2011	01.01.2011

Receivables from energy distribution		45,683,298	45,724,515	45,531,000
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	344,067,436	219,942,963	225,801,114
Discount for fair value	2	(97,077,015)	(29,488,641)	(33,914,740)
CAMMESA - Generation		404,795	2,614,363	101,315
Allowance for doubtful accounts		(404,795)	(1,736,107)	-
Trade receivables, net		292,673,719	237,057,093	237,518,689

Tax credits:
- Value added tax		42,639,827	25,083,198	18,248,054
- Tax on gross sales		11,127,871	7,416,942	7,328,560
- Tax on assets		138,188,505	121,244,078	65,164,672
- Other tax credits		9,429,953	5,757,954	10,890,112
Borrowings		11,810,004	-	-
Advances to suppliers		-	-	3,653,335
Prepaid expenses		1,320,000	1,140,000	1,199,000
Other		16,300,350	18,505,315	11,388,125
Valuation allowance on other receivables		(66,257,141)	(52,630,565)	(43,258,215)
Other receivables, net		164,559,369	126,516,922	74,613,643

Total Non Current		457,233,088	363,574,015	312,132,332

Current

Receivables from energy distribution		675,249,724	604,851,772	435,771,000
Receivables from Argentine Wholesale Electric Market		113,082,536	82,786,094	78,113,330
CAMMESA - Generation		266,999,287	337,279,970	150,653,416
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	39,901,619	116,960,473	74,807,298
Discount for fair value	2	(314,557)	(1,852,161)	(1,055,091)
Receivables from oil and liquid sales		12,389,485	14,888,880	-
Debtors in litigation		19,674,634	16,645,777	15,619,719
Related parties	25	4,342,475	3,880,398	1,348,965
Other		7,509,890	2,759,370	9,805,181
Allowance for doubtful accounts		(66,701,723)	(88,483,200)	(32,027,303)
Trade receivables, net		1,072,133,370	1,089,717,373	733,036,515

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18 (Continued):

	Note	09.30.2012	12.31.2011	01.01.2011
Tax credits:
- Value added tax		31,012,949	92,666,216	165,527,822
- Tax on gross sales		2,715,760	4,828,187	1,154,827
- Income tax		1,838,537	17,446,620	8,317,301
- withholding of social security contributions		4,394,101	1,526,823	2,326,985
- Other tax credits		398,608	688,974	4,698,717
Advances to suppliers		73,155,849	87,818,486	55,425,491
Advances to employees		8,537,334	4,938,372	6,392,717
Related parties	25	48,007,980	174,950,724	-
Prepaid expenses		13,023,986	26,316,154	14,751,221
Other debtors from energy distribution		24,577,713	20,405,039	23,321,000
Granted loans		16,057,198	2,846,376	-
Rights over arbitration proceedings		108,754,000	109,388,500	-
Deposits in guarantee		2,762,266	3,559,185	1,082,573
Deposits in litigation		7,567,887	5,859,000	-
Deposits in guarantee on financial derivative instruments		145,918	14,466,723	20,146,671
Other		20,331,249	19,180,469	25,819,047
Valuation allowance on other receivables		(17,404,712)	(27,448,761)	(13,573,211)
Other receivables, net		345,876,623	559,437,087	315,391,161

Total Current		1,418,009,993	1,649,154,460	1,048,427,676

Note 19: Financial assets at fair value through profit and loss

Non current	Note	09.30.2012	12.31.2011	01.01.2011

Shares in other companies - Related parties	25	50,866,660	-	-
Trusts		199,620,685	-	-
Corporate securities		-	548,227,612	-
		250,487,345	548,227,612	-

Current

Government securities		45,985,470	41,296,735	4,100,820
Corporate securities		34,268,899	20,201,784	472,498,605
Corporate securities - Related parties	25	24,235,618	-	-
Shares in other companies		7,235,440	8,997,291	25,550,749
Trusts		-	-	18,621,566
		111,725,427	70,495,810	520,771,740

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20: SHARE CAPITAL

At September 30, 2012 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the United States’ Securities and Exchange Commission (“SEC”) authorized the Company for the registration of American Depositary Shares (“ADSs”) representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the New York Stock Exchange (“NYSE”).

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTE 21: EARNING (LOSS) PER SHARE

a) Basic

Basic earnings (loss) per share are calculated by dividing the benefit attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

	Nine months to
	09.30.2012	09.30.2011
(Loss) earnings per share attributable to the equity holders of the company during the period for continuing operations	(417,477,794)	17,571,531
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic (loss) earnings per share from continuied operations	(0.3177)	0.0134
	Nine months to
	09.30.2012	09.30.2011
Earnings per share attributable to the equity holders of the company during the period for discontinued operations	36,085,124	26,945,845
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic earnings per share from discontinued operations	0.0275	0.0205

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21 (Continued):

b) Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options described in Note 16 of Exhibit I included in the Consolidated Condensed Interim Financial Statements as of March 31, 2012.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing business. The calculation of earnings per diluted share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the earnings per share; therefore, no dilutive effect was considered for the nine-month period ended September 30, 2012, and the diluted equaled the basic loss per share for the continuing business.

The number of shares which could have been purchased at fair value (average price of the Company shares during the applicable period) is calculated based on monetary value of the subscription rights of the pending shares purchase options. The number of shares thus calculated is compared with the number of shares which would have been issued at the shares purchase option exercise price.

	Nine months to	Nine months to
		09.30.2011
(Loss) earnings per share attributable to the equity holders of the company during the period for continuing operations		17,571,531
Reserve for directors’ options		6,709,014
Adjusted (Loss) earnings per share attributable to the equity holders of the company during the period for continuing operations		24,280,545

Weighted average amount of outstanding shares		1,314,310,895
Adjustments for stock options		215,308,077
Weighted average amount of outstanding shares ajusted		1,529,618,972
Diluted (loss) earnings per share from continuing operations		0.0159

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21 (Continued):

Nine months to
09.30.2011
Earnings per share attributable to the equity holders of the company during the period for discontinued operations	26,945,845

Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	215,308,077
Weighted average amount of outstanding shares for diluted profit per share	1,529,618,972
Diluted earnings per share from discontinued operations	0.0176

NOTE 22: TRADE AND OTHER PAYABLES

Non Current	Note	09.30.2012	12.31.2011	01.01.2011

Suppliers		57,315,282	53,476,536	47,630,714
Customer guarantees		-	-	2,581,340
Customer advances		2,402,157	868,167	1,855,000
Accounts payable		59,717,439	54,344,703	52,067,054

ENRE fines and bonuses		1,156,034,632	867,088,453	529,097,000
Programme of rational use of energy		571,357,498	506,598,275	455,421,000
Other		529,199	292,725	-
Other liabilities		1,727,921,329	1,373,979,453	984,518,000

Total Non Current		1,787,638,768	1,428,324,156	1,036,585,054

Current

Suppliers		836,234,495	993,168,800	562,126,817
CAMMESA		191,558,859	-	24,694,558
Customer contributions		181,414,091	79,292,000	33,965,000
Fees and royalties		2,659,012	5,625,370	3,317,761
Customer advances		1,660,820	1,487,565	3,699,534
Customer guarantees		1,056,097	956,229	699,735
Related parties	25	102,355	49,274	85,440
Accounts payable		1,214,685,729	1,080,579,238	628,588,845

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22 (Continued):

Current	Note	09.30.2012	12.31.2011	01.01.2011

Dividends payable		30.09.2012	31.12.2011	01.01.2011
Programme of rational use of energy		73,246,588	61,566,021	-
Penalties and bonuses		42,845,397	35,636,000	-
Guarantees executed		93,880,773	28,908,813	-
Advances on works to be executed		39,927,454	-	-
Dividends payable		7,508,591	1,210,680	26,357,604
Advances for acqusition of subsidiaries		7,045,500	6,455,000	-
Other		8,413,039	26,627,831	8,358,409
Other liabilities		306,948,530	160,404,345	34,716,013

Total Current		1,521,634,259	1,240,983,583	663,304,858

NOTE 23: BORROWINGS

Non current	Note	09.30.2012	12.31.2011	01.01.2011

Financial loans		129,559,459	469,222,243	72,815,560
Corporate bonds		1,985,348,789	1,915,350,299	1,694,680,123
Related parties	25	-	103,078,352	-
		2,114,908,248	2,487,650,894	1,767,495,683

Current

Bank overdrafts		183,759,084	269,218,701	124,938,171
Short-term notes		139,234,677	179,298,346	149,272,446
Financial loans		124,937,990	248,919,868	284,841,966
Corporate bonds		316,130,934	83,174,808	75,596,087
Related parties	25	129,780,319	113,189,337	115,133
		893,843,004	893,801,060	634,763,803

The main variations in the Group's financial structure during the nine-month period ended September 30, 2012 and until the date of emission of these financial statements are described below:

i. Issuance of CTG’s Corporate Bonds

On March 2, 2012, CTG issued simple corporate bonds for a nominal value of Ps. 47,000,000 (“Class 1”) and Ps. 51,741,498 (“Class 2”) at the Private Badlar rate plus 290 and 340 basic points finally maturing on March 6, 2013 and September 6, 2013, respectively. Interest will be payable on a quarterly basis, the first payment maturing on June 6, 2012. Funds resulting from the issuance of these corporate bonds have been used to partially cancel financing taken by CTG in 2010 from Banco Hipotecario S.A. and Standard Bank S.A., as well as for the partial cancellation of bank overdrafts.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23 (Continued):

ii.	CAMMESA Financing
-	Transener and Transba: As at September 30, 2012, collected disbursements under this financing amounted to Ps. 316.4 million, Ps. 305.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. Liabilities for all disbursements collected as at September 30, 2012 have been cancelled through an assignment of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After September 30, 2012 and until the issuance of these Unaudited Consolidated Condensed Interim Financial Statements, disbursements amounting to Ps. 7.2 and Ps. 4.8 million were collected, respectively.

-	CPB: On January 27, 2012, the Company executed an addendum to the loan agreement entered into with CAMMESA modifying the financing amount, which now amounts to Ps. 69.6 million. The balance owed as at the issuance hereof plus accrued interest and net of partial amortizations by the WEM amounted to Ps. 56.4 million.

iii.	Issuance of Petrolera Pampa S.A. (“PEPASA”) short-term securities (“VCPs”)

On May 11, 2012, PEPASA perfected the issuance of Class 2 VCPs for an amount of Ps. 32.6 million, which bear interest at BADLAR rate plus a 2.75% spread. Principal will be repaid in a lump sum 12 calendar months after the issuance date, and interest be payable on a quarterly basis. Resources derived from the issuance of these VCPs have been destined to the payment of working capital, the refinancing of liabilities and/or investments in physical assets.

On October 3, 2012, PEPASA perfected the issuance of its Class 3 and Class 4 VCPs for an amount of Ps. 34.4 million and US$ 6.5 million (at an initial 4.6915 exchange rate), respectively. Class 3 VCPs accrue interest at an annual nominal floating rate equivalent to the Private BADLAR rate (passive interest rate based on the average rates for fixed-term deposits of amounts above Ps. 1 million and at terms of 30 to 35 days in private banks of the City of Buenos Aires and Greater Buenos Aires) applicable to the interest periods on each payment date plus a 4.25% spread. Class 4 VCPs accrue interest at a 4.25% nominal annual fixed rate. For both classes, principal will be repaid in pesos in a lump sum 12 calendar months after the issuance date, and interest will be payable on a quarterly basis. Resources derived from the issuance of these VCPs have been destined to the refinancing of liabilities.

iv. Repurchase of CTLL corporate bonds maturing in 2015

On July 13, 2012, the Board of Directors resolved to apply the amounts received from the insurance companies (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.) amounting to US$ 30.5 million in compensation for the accident occurring on February 8, 2011 during the works for the expansion of CTLL’s generation installed capacity, to the reduction of CTLL’s debt by making a Repurchase Offer for its simple outstanding corporate bonds maturing in 2015 at a 11.25% rate for a face value of up to US$ 25 million in cash at a price of Ps. 470 for each US$ 100 of their face value, aiming to reacquire a more conservative financing structure in line with what the previsions before the accident. Accrued and unpaid interest will be added to the principal amount until the settlement date (although excluding that date).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23 (Continued):

As of July 20, 2012, the Repurchase Offer expiration date, CTLL received acceptances to the Repurchase Offer by holders for a number of corporate bonds with a face value of US$ 24.3 million.

v. CTLL financial loan

On June 14, 2012, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps 45 million, which bears interest at Badlar rate plus a 4% nominal annual rate. Interest are payable on a monthly basis and principal is repayable in twenty-seven monthly consecutive installments, the first of them maturing 4 months as from the loan granting date.

The Company has granted collateral on all obligations taken on by CTLL until their total and actual cancellation as a joint and several obligor, granting a surety bond to Banco de la Nación Argentina S.A. which will place it as a security agent, joint and several obligor and main debtor of this loan.

vi. Security on CTLL’s corporate bonds

On October 2, 2012, pursuant to the instruction received from the Audit Agent regarding the meeting of all conditions provided for in the Project’s Conclusion Date definition contained in the prospectus for the issuance of simple Corporate Bonds at a 11.25% interest rate and maturing in 2015 for a maximum amount of US$ 200 million with a personal guaranty issued by the Company and a special guaranty issued by CTLL on August 25, 2008, and without this implying an admission of facts or rights regarding other contracts entered into between CTLL and third parties, the Security Agent informed CTLL of the discharge of the Personal Guaranty granted by the Company, the Pledge on CTLL’s shares and the Fiduciary Assignment of the Assigned Rights (this latter, with the exception of the receivables from CAMMESA and those resulting from the Electricity Sales Contracts) and, therefore, all complementary acts inherent in such discharge were performed.

vii. Financing Agreements in Pampa Inversiones

With the funds received from the cancellation of CIESA’s debt mentioned in Note 28, Pampa Inversiones paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of this debt, and it renegotiated a new loan with Standard Bank for an amount of US$ 20 million at the Libor rate plus a 7% spread and semi-annual amortizations as from February 2013, the first of which was early cancelled for an amount of US$ 4 million. This financing is secured by the Company for an amount of up to US$ 16 million.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23 (Continued):

viii. AESEBA financial loans

On June 22, 2012, EDEN entered into an overdraft agreement with Banco Santander Rio, whereby the bank provided the company financial assistance for a maximum amount of Ps 35 million, which instrumented through three current account overdraft requests, two of them in the amount of Ps. 5 million and maturing on July 23 and August 21, 2012 respectively, and the third one for Ps. 25 million and maturing on February 27, 2012. Funds from the current request are bearing annual interest at 21.75% fixed nominal rate. Funds will be mainly allocated to the refinancing of working capital.

ix. EDEN VCP Program

On April 13, 2012 at EDEN’s Shareholders’ Meeting, the creation of a global short-term debt securities program for up to Ps. 200 million was approved.

On June 26, 2012, the National Securities Commission communicated the filing of this request. As at the issuance hereof, the Program is still pending to approval.

x. TGS Financing

On October 6, 2012, the loan granted to the Company by TGS on October 6, 2011 was renewed for an amount of US$ 26 million plus the interest accrued during a one-year term under the originally agreed conditions, which do not differ from the current market conditions applicable to this kind of operations.

NOTE 24: CONTINGENCIES

As at the issuance of these financial statements there are no meaningful changes regarding the situation disclosed by the Company as at December 31, 2011, with the exception of the changes stated below.

a. Edenor

On April 25, 2012, the Cabinet for the Management and Coordination of Processes issued Resolution No. 1/12 bringing a summary proceeding against Edenor on account of certain alleged breaches to certain provisions regarding the request for an authorization prior to the conduction of the subsidiaries’ operations. Furthermore, it demands Edenor to refrain from conducting operations which may imply decreases in the availability of the company funds while the proceedings provided for by the regulations in force are still pending. Edenor has filed a defense as and when required by law claiming that no prior authorization should be required. The summary proceeding is still pending.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24 (Continued):

On May 7, 2012, the ENRE issued ENRE Note No. 103,830 informing about Edenor’s situation and the purchase of the companies resulting from the Pampa-AEI agreement.

Furthermore, on June 21, 2011, the Mayor of the Moreno District issued Municipal Order No. 1430 demanding Edenor to comply with ENRE AU Resolution No. 8564/07 within a term of ten days, thus requesting the perfection of a municipal loan which, according to this Municipality, would amount to Ps. 7.5 million.

On October 31, 2012, Edenor and the Municipality of the Moreno district executed a repayment agreement stipulating the cancellation of the overdue balance in a single payment of Ps. 0.6 million in November 2012 and of the remaining balance in 36 monthly consecutive installments plus an interest rate calculated at the lending rate for 30-day deposits of Banco de la Nación Argentina.

b. Conversion of CTLL’s power generation plant to a combined cycle

Legal actions for breaches by the Contractor and claim for compensation to insurance companies

On September 6, 2007, CTLL entered into two engineering, provision and construction agreements with a joint venture made up of Isolux Corsan S.A., Tecna Proyectos and Operaciones S.A. (jointly, the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008, both contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, and on June 15, 2008, the construction of the water intake and discharge system from the Mari Menuco lake was awarded, thus completing the Project’s works. The Project provided for a 178 MW power increase; thus, once it has been concluded, the total power would amount to 553 MW.

The project mainly consisted on the provision and installation of three waste heat boilers and a vapor turbine so that the plant would have a combined rather than a single cycle system, thus increasing the current plant capacity by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment.

The project’s start-up date was originally estimated for June, 2010; however, certain social and labor conflicts beyond CTLL’s control as well as several delays in the work’s execution by the Contractor resulted in delays. Afterwards, delivery was rescheduled for July 2010 and, after new delays by the Contractor, it guaranteed to CTLL that the start-up would take place by the end of that fiscal year. However, and despite the new date guaranteed for commercial operation, the Contractor incurred new delays, and on February 2011, after an operating error while certain tests were being performed, together with a design failure, a serious accident took place in the Steam Turbine unit, which made it necessary to reschedule the start-up date to August of the same year.

Within this context, on March 30, 2011, CTLL accepted a proposal of the Contractor setting forth the mechanisms for the repair of the technical defects of the Steam Turbine unit, as well as the proceedings to follow for the start-up of this turbine generator system. One of the damaged components was the turbine rotor, which was repaired but which will have to be replaced within a term of 3 years as from the turbine start-up based on its manufacturer’s recommendation.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24 (Continued):

Furthermore, within the terms and conditions of the proposal indicated above, an economic recognition in favor of CTLL should be pointed out, which may be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million. Said recognition is conditional upon the Provisional Reception of the expansion work by CTLL; therefore, its recognition in earnings has been postponed up to the occurrence of this event.

As a consequence of the agreement, CTLL requested the participating banks to release the loan value for the payment of the contractual milestones.

The combined cycle finally became commercially operative on November 1, 2011. Although the project was estimated to increase power by 176 MW, due to a design defect in the turbine generator system reported by the Contractor, which has allegedly caused technical problems in other turbine generator systems using the same technology, certain components of the turbine generator system had to be removed in order to be redesigned. Thus, each turbine group was commercially commissioned with 165 MW, and the Contractor estimates that the undertaken capacity will be reached halfway through 2013, once the manufacturer performs the applicable modifications and redesigns.

The serious delays in the delivery of the expansion work and other breaches by the Contractor caused, CTLL demanded the Contractor to pay the delay penalties stipulated in the Construction Agreement, and also required the provider to pay an advance on the damages applicable in case of breach of certain obligations under the Provision Agreement. Both requirements were rejected, and CTLL executed the bank performance bonds set forth by the Project’s Agreements, besides reserving its right to claim to the Contractor a comprehensive redress of all damages sustained.

As a result of these executions, on November 14, 2011, Banco Bilbao Vizcaya Argentaria S.A. transferred to CTLL the amounts of US$ 859.450 million and US$ 5.920.290 million in payment of the sureties issued to guarantee the performance of the obligations arising from the Construction Agreement.

On October 28, 2011, the Contractor requested CTLL to issue the Work’s Provisional Reception Certificate, which request was rejected, alleging that the Contractor had breached the contractual conditions required to such effect.

On December 1, 2011, the Secretariat of the International Chamber of Commerce notified CTLL of the request for arbitration filed by the Contractor, who was later modified it in several occasions, and basically included the following claims:

(i)	The granting of the provisional reception certificate under the Construction Agreement on November 1, 2011, or, alternatively, the issuance of an order to CTLL so that it should pay to the Contractor the amounts received from the sale of electric power generated from the above-mentioned extension as from November 1, 2011 and until the Arbitration Court considers a Provisional Reception has taken place;
(ii)	The return of the amounts collected by CTLL through the execution of the sureties issued by BBVA and Commerzbank upon request of the Contractor;

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24 (Continued):

(iii)	The declaration of the expansion synchronization as duly made on November 10, 2010;
(iv)	The declaration of the warranty period duly opened on November 10, 2010, the warranty therefore maturing on November 10, 2012;
(v)	The declaration that CTLL has breached its obligation to deduct from the amounts claimed to the Contractor the recognition of US$ 18 million on executing the sureties and that, therefore, the Contractor is not under a duty to grant this recognition;
(vi)	The declaration of the validity of the obligation and the issuance of an order so that CTLL should pay to the Contractor the amount of US$ 1,000,000 corresponding to the excess deductible from the insurance hired by CTLL and that the Contractor should have taken on as a result of the settlement agreement for the accident which took place in the plant on February 8, 2011;
(vii)	The payment of damages, not yet assessed, which would result from CTLL's actions regarding points (i) and (ii) above.

Furthermore, CTLL was served notice of an interim injunctive relief requested by the Contractor (the “Argentine Interim Injunctive Relief”) which involved a seizure of its stock holding in CTG in the amount of US$ 8,179,840 million, as well as a seizure of any amounts collectable from CAMMESA for the above-indicated amount (the “Garnishments”).

Pursuant to what has been informed and the serious breaches by the Contractor under the Agreements, on December 30, 2011, CTLL filed before the International Chamber of Commerce a motion for disallowance of the Contractor’s claims stated in the request for arbitration and a counterclaim against the Contractor, whereby CTLL seeks a comprehensive redress of the damages sustained as a result of these breaches.

Additionally to what has been expressed so far, CTLL executed a surety issued by Commerzbank upon request of the Contractor for the amount of US$ 13,207,650 million to guarantee the performance of the obligations arising from the Provision Agreement in view of the damages resulting from the breach by the Contractor, inter alia, to provide a turbine with proven technology and generating 175.73 MW, which was estimated at approximately US$ 21 million.

In order to prevent the payment by the surety bank of the required amount, the Contractor requested the issuance of an interim injunctive relief before a Commercial Court of Madrid, Spain (the “Spanish Interim Injunctive Relief”), which was sustained (ex-parte) on December 29, 2011 and notice of which was served on CTLL on January 23, 2012. Such Spanish Interim Precautionary Relief ordered CTLL to refrain from executing the surety in question for an amount higher than US$ 1.2 million, the amount of the performance penalties which, in concordance to the judge and based on the Contractor’s allegations, would be the only amount owed under the Supply Agreement. Additionally, the Spanish Interim Injunctive Relief ordered that the surety bank should refrain from paying to CTLL any amount exceeding US$ 1.2 million until the termination of the arbitration proceeding, which should commence within 20 working days as from the rendering of this decision. Finally, on June 14, 2012, Commerzbank transferred to CTLL the amount of US$ 13,207,650.

On January 11, 2012, the intervening Court on duty sustained CTLL’s request to substitute the Seizures by a surety bond. As of the date hereof, this substitution has been ratified. Additionally, CTLL appealed the granting of the Argentine Interim Injunctive Relief, which appeal was disallowed by the Appellate Court.

On March 20, 2012, the intervening judge revoked the Spanish Interim Injunctive Relief, which decision was appealed by the Contractor, and this appeal is currently pending decision by the Appellate Court.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24 (Continued):

On March, 2012, the Contractor filed its answer to CTLL’s counterclaim and, in turn, CTLL answered the amendment to the complaint filed by the former. On April 5, 2012, the Arbitration Court was organized with the appointment of its president by the International Court of Arbitration. On July 30, the Terms of Reference were executed, and the Court’s scheduling was fixed.

As a result of the accident in the Plant, CTLL has conducted all necessary procedures to collect from the insurance companies the applicable compensations for lost profits. In this respect, on June 8 CTLL reached an agreement with the insurance companies whereby they agreed to recognize only US$ 30.5 million, an amount which will only partially cover the lost profits resulting from delays occurring after the accident, since the policy provided for a 45-day non-coverage period and, additionally, since part of the delay was due to adjustments in the turbine design which should have been made during the period in which damage caused by the accident was repaired.

On October 11, 2012, CTLL was notified of the expansion of the seizure for an amount of US$ 14,456,458 on funds from CAMMESA by virtue of the execution by CTLLL of the surety issued by Commerzbank.

On October 16, 2012, CTLL requested the substitution of said seizure by a surety bond, and on October 17, 2012 it filed an appeal for reversal of the order determining the expansion of the seizure.

On October 24, the Court sustained the petition for seizure substitution and ordered that the Contractor should be informed of the appeal for reversal filed by CTLL.

As of the issuance of these Unaudited Consolidated Interim Financial Statements, the Court has not issued a decision on this appeal.

c. Claim on provision for minimum presumed income tax

The Company and certain subsidiaries have filed a petition for declaratory relief against AFIP – DGI pursuant to Section 322 of the Federal Civil and Commercial Procedural Code in order to obtain assurance as to the application of the minimum presumed income tax based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010. In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

As at September 30, 2012, the Company held a provision for the minimum presumed income tax for the fiscal years 2008 through 2011 and for the proportional tax estimated for this nine-month period for a total amount of Ps. 113 million, including compensatory interest.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: RELATED PARTIES´ TRANSACTIONS

The following operation carried out with related parties:

a)    Sales

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Joint ventures	3,658,199	2,116,096	1,027,502	773,812
Other related parties	1,347,575	21,436	253,344	21,436
	5,005,774	2,137,532	1,280,846	795,248

b)      Purchases

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Joint ventures	(2,087,222)	(771,234)	(2,045,342)	(206,230)
Other related parties	(632,554)	-	(632,554)	-
	(2,719,776)	(771,234)	(2,677,896)	(206,230)

c)     Other operating income

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Other related parties	2,709,464	-	20,159	-
	2,709,464	-	20,159	-

d)    Financial income

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Other related parties	11,443,259	103,539	11,443,259	22,566
	11,443,259	103,539	11,443,259	22,566

e)         Financial cost

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Other related parties	(7,104,877)	(2,742)	(2,943,655)	-
	(7,104,877)	(2,742)	(2,943,655)	-

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25 (Continued):

f)         Acquisition of corporate bonds

	Nine months to		Three months to
	09.30.2012	09.30.2011	09.30.2012	09.30.2011

Other related parties	(88,546,372)	-	(88,546,372)	-
	(88,546,372)	-	(88,546,372)	-

g) Key management compensation

The total remuneration to directors accrued during the nine-month period ended September 30, 2012 amounts to approximately Ps. 20.8 million, including the accrual of the reserve for the Opportunity Assignment Agreement (share purchase options).

Balances with related parties

	09.30.2012	12.31.2011	01.01.2011

Financial assets at fair value through profit and loss
Other related parties	50,866,660	-	-
	50,866,660	-	-

Trade receivables:
Joint ventures	1,097,522	1,590,262	1,348,965
Other related parties	3,244,953	2,290,136	-
	4,342,475	3,880,398	1,348,965

Other receivables:
Joint ventures	22,973	-	-
Other related parties	47,985,007	174,950,724	-
	48,007,980	174,950,724	-

Accounts payable:
Joint ventures	102,355	41,590	77,440
Other related parties	-	7,684	8,000
	102,355	49,274	85,440

Borrowings
Other related parties	129,780,319	216,267,689	115,133
	129,780,319	216,267,689	115,133

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

a. Sale of Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”)

On April 19, 2012, EMDERSA and the Province of La Rioja (“the Province”) agreed on the possibility that the Province may be incorporated as an EDELAR shareholder through the contribution of non-monetary capital resulting from the transfer to EDELAR of possession of certain electric facilities built by the Province. The agreement, which was entered into conditional upon its approval by the Province Executive Branch (which has not yet issued a decision) and EMDERSA’s Board of Directors (the approval of which was ratified on May 17, 2012) grants to the Province the right to appoint a Permanent and a Substitute Director in the Provincial Distributor’s Board of Directors. Edenor estimates that, if perfected, this transaction will not affect EDELAR’s estimated realizable value.

As regards the offer submitted by Andes Energía Argentina S.A. to Edenor on September 16, 2011 for the acquisition of 78.44% of its indirect interest in EDELAR, the last extension of which expired on June 30 , 2012, as at the date hereof the parties are negotiating the conditions of a new proposal.

b. Sale of Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”)

On April 23, 2012, Edenor’s Board of Directors approved the acceptance of the Offer Letter sent by Salta Inversiones Eléctricas S.A. (“SIESA”) and dated April 16, 2012 submitting to Edenor and its subsidiary EMDERSA Holding S.A. an offer for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights in EDESA Holding S.A., a corporation which is currently being organized as a result of EMDERSA’s spin-off which, once concluded, will hold 90% of the capital stock and voting rights in EDESA, a company which in turn holds 99.99% of the capital stock and voting rights in ESED, and (ii) the remaining 0.01% capital stock of ESED.

This transaction was perfected on May 10, 2012 at the agreed price, which will be payable through the delivery of Argentine (Boden 2012) sovereign debt securities for an amount of Ps. 100.5 million which, for accounting purposes and with the effect of the granted financing, amounted to Ps. 98.3 million. This price was partially cancelled through the payment of Ps. 83.8 million on the closing date, one-sixth of the debt still being unpaid, the cancellation of which will be made in five annual and consecutive installments in United States dollars, the first one maturing on May 5, 2013, and accruing interest at a LIBOR rate + 2%. Price payments will be made (i) in immediately available U.S. dollars through transfer to a bank account to be indicated by the seller or, alternatively, and at the seller’s exclusive option (which may be exercised regarding each of the payments ), (ii) through the delivery to the seller of Argentine sovereign debt securities.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTA 26: (Continued)

Furthermore, and as a part of the stated transaction, EDESA cancelled the whole loan held with Edenor for an amount of Ps 131.3 million plus accrued interest, and the purchaser released EMDERSA from all and any liability resulting from the surety granted by the latter to EDESA regarding the syndicated loan this company held with different banking entities. Pursuant to this operation, EMDERSA Holding transferred to SIESA shares representing 28.93% of the capital stock and voting rights of EMDERSA, whereas Edenor transferred to this company 0.01% of the capital stock and voting rights in ESED.

As a result of this transaction, on May 9, 2012, Edenor obtained from EMDERSA Holding a loan for Ps. 83.9 million maturing on May 9, 2013 and fully repayable in advance at a 16% annual nominal rate as from the date of actual disbursement and payable together with the repayment of principal. This loan was paid off through a capital stock reduction process conducted by EMDERSA Holding.

Therefore, and as a result of this transaction, Edenor does no longer hold a direct or indirect stake in EDESA and has recorded Ps. 21.6 million earnings, which are disclosed under Results of discontinued operations of the Comprehensive Income Statement.

c. EMDERSA Holding’s capital stock reduction

On August 21, 2012, EMDERSA Holding’s General Meeting of Shareholders approved a Ps. 98 million capital stock reduction corresponding to 98,083,563 common shares with a face value of Ps. 1 each.

As at the issuance hereof, this process is still pending approval by Companies’ Inspection Bureau.

As a result, the Ps. 83.9 million loan Edenor held with EMDERSA Holding was cancelled, and a loan receivable from SIESA amounting to Ps. 14.1 million was assigned to Edenor.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTA 26: (Continued)

d. EMDERSA’s pin-off process

On December 16, 2011, at EMDERSA’s Extraordinary General Meeting of Shareholders, which was resumed on January 13, 2012 after a recess, the reorganization process was approved, which consisted of the spin-off of the following assets of this company, as well as of any right, liability or contingency associated with them: (i) the holding of EMDERSA’s stock in Empresa Distribuidora San Luis S.A. (“EDESAL”), together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EDESAL’s commercial activity for the constitution of a new company called EDESAL Holding S.A.; (ii) the holding of EMDERSA’s stock in EDESA, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EDESA’s commercial activity for the constitution of a new company called EDESA Holding S.A.; and (iii) the holding of EMDERSA’s stock in EGSSA, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EGSSA’s commercial activity for the constitution of a new company called EGSSA Holding S.A.

Currently, the spin-off has been approved by the National Securities Commission and has been filed with the Companies’ Inspection Bureau, together with the registration of the three new companies. On November 8, 2012, the National Securities Commission authorized the new companies to enter the public offering system, the authorization by the Buenos Aires Stock Exchange for the public listing of these companies’ shares still being pending.

NOTE 27: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

a) Distribution

In the year ended December 31, 2011 and the nine-month period ended September 30, 2012, the subsidiary Edenor has recorded a significant fall on its operating and net results, its liquidity level and working capital were affected as well. This situation due mainly to both the delay in obtaining rate increases and higher costs recognition MMC, requested in the presentations made until now by Edenor concordance to with the terms of the Adjustment Agreement, and the continuous increase of its operative costs that allow to maintain the level of the service.

It is worth mentioning that Edenor has not only maintained the quality of the distribution service but also satisfied the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling certain investments, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTA 27: (Continued)

In this regard, and among other measures, Edenor has (i) entered into an agreement with unions in order to grant interim advances on account of the future salary increases that could finally result from the collective bargaining negotiation underway; (ii) made arrangements for the payment in advance by the Federal Government of amounts relating to the Framework Agreement; (iii) collected the total amount of the loans granted to the subsidiary company EDEN, and mainly (iv) sold its shareholding in connection with EDESA’s assets and collected the totality of the loan granted to such subsidiary company.

Furthermore, Edenor has made a series of presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

In this context, and in view of the situation that affects the sector, the National authorities have announced that they are working on the implementation of a change in the remuneration system of the different players that comprise the electricity market. In this framework, on September 14, 2012, at the request of the Economic Policy and Development Planning Secretariat, under the authority of the National Ministry of Economy and Finance, Edenor submitted to this Secretariat and CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market), all the requested information in order to make progress with the referred to process aimed at restoring the economic and financial equation of EDENOR’s Concession Agreement. Furthermore, Edenor’s subsidiaries EDEN, EDELAR and EGSSA have also complied with the information requirement.

With the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, given the aforementioned cash deficit, as from October 2012 Edenor decided to partially cancel, on a temporary basis, the obligations with the Wholesale Electricity Market with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service delivery by Edenor, including the investment plans underway and operation and maintenance works. We consider this situation as a transitional system to be applied until the new regulatory model announced by the National Authorities, aimed at restoring the economic and financial equation of the Concession Agreement, is implemented.

If the conditions existing at the date of these financial statements continue, the Board of Directors of Edenor believes that the Company’s situation will continue to deteriorate and cash flows and operating results for the current year, and financial ratios, will be negatively impacted.

Taking into account the delay of the overall electricity rate review, if during the current fiscal year: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted to other mechanism to compensate cost increases, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, Edenor will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Nevertheless, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms. Therefore, should any of these measures, individually or in the aggregate, not be achieved; there is significant risk that such situation will have a material adverse impact on Edenor’s operations that will force it to seek other liquidity resources. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continued)

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under the Company’s control, such as the requested electricity rate increases or their replacement by a new remuneration system, the Board of Directors believes that there exists a significant degree of uncertainty concerning the Company’s financial ability to comply with obligations in the ordinary course of business, being obliged to defer certain payment obligations.

Nevertheless, Edenor´s condensed interim consolidated financial statements have been prepared in concordance to the accounting policies applicable to a going concern, assuming that the Company will continue operating normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents more than 50% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons:

i.	There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former;
ii.	Pampa Energía is not a guarantor of any indebtedness incurred by Edenor;
iii.	Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007;
iv.	There are and there have been no significant balances or transactions between Pampa Energía and Edenor;
v.	The Company is not contractually obliged to render financial assistance to Edenor.
vi.	Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 1 –Regulatory Framework (Exhibit I, attached to the Unaudited Consolidated Condesed Interim Financial Statements as of March 31, 2012), .

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the controlled company Edenor (fixed assets, intangible assets and goodwill values) as of December 31, 2011, which resulted on the creation of a recoverability allowance affecting income for a total value of Ps. 557.8 million, net of deferred tax. This situation has not changed significantly in the nine-month period ended September 30, 2012.

b) Transmission

As from the year 2006 Transener (a company controlled by the joint venture Citelec) and its controlled company Transba have requested the ENRE to regularize the performance of the commitments undertaken in the Agreement, expressing the breach by this entity of the commitments taken on thereunder, the serious situation resulting from these breaches, and its availability to continue the Comprehensive Rates Renegotiation (“RTI”) process insofar as the life of the remaining undertakings by the parties continues and the new system resulting from the RTI process is decided on. Besides, and as a result of the increase in labor and operating costs since the year 2004, Transener and Transba continued to record actual cost variations on a quarterly basis and presenting the respective claims to the ENRE so that, pursuant to the terms set forth to such effect in the Agreement, it may adequate the Companies’ regulated remuneration.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continued)

In order to begin to regularize the tariff situation, these companies, the ES and the ENRE executed the Agreement Complementary to the Agreement executed with the Public Utilities Analysis and Renegotiation Unit (“UNIREN”) and its corresponding addendums (which included, among other points, the recognition of cost variations for the June 2005

  November 2010 period and a procedure for updating and paying cost variations corresponding to the December 2010
  December 2011 period). However, as at the issuance hereof, the commitments undertaken by the signatory control entities have not been fully met.

On March 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener and Transba instituted the applicable legal actions to enforce the Agreement and the Complementary Agreement.

The delay in the performance of the commitments taken on by the National Government pursuant to these agreements and the constant increase in operating costs continue significantly affecting Transener and Transba’s economic and financial situation. So far, this situation has not affected the recoverability of the investment in Citelec.

Transener and Transba estimate that if the conditions prevailing as at the issuance of these Condensed Interim Financial Statements and the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from October 2012 persist, the situation will continue deteriorating and, therefore, negative cash flows and operating results are estimated for this fiscal year.

The management of Transener and Transba has defined certain assumptions for the estimate of cash flows in order to evaluate the recoverability of assets. These assumptions contemplate different scenarios, including projections regarding future expected tariff increases, inflation, exchange rate, operational and maintenance expenses, investments and discount rates.

Consequently, cash flows and actual future results might differ from the estimates and evaluations made at the date of preparation of these Condensed Interim Financial Statements. CITELEC has not recognized depreciation losses so far.

These circumstances described may affect the future development of Transener and Transba’s operations. Both companies and CITELEC have prepared their financial statements using the accounting principles applicable to an ongoing business. Consequently, they do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continued operations of these companies and, thus, these companies are forced to realize their assets and discharge their liabilities, including contingent ones, under conditions that are not in the ordinary course of business.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continued)

c) Generation

CPB is currently in its best operating situation in the last few years thanks to the commitment with security and reliability the Company has shown since the Company took it over in 2007. The operating improvement evidenced as from the entrance of the Company is due mainly to the investments made in the replacement of the control system, the technical upgrades in valves of different components and the automation of controls in auxiliary boilers and the water plant.

During the last four years (2008 – 2011), these investments constituted a big effort for CPB, which during such period accumulated net income for Ps. 46.6 million and made investments for Ps. 58 million, which evidences its long-term commitment with the reliability and availability of the plant on investing the scarce income obtained during this period, during which no dividends were distributed.

As from January 2012, CAMMESA was instructed by the ES to cancel the adjustments to the remuneration set forth in the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” in November 2010.

In this respect, CPB has challenged a measure which places at stake the WEM’s generation agents’ capacity to bear their projected operating costs. Additionally, as at the end of the period ended September 30, 2012 CAMMESA keeps unpaid balances amounting to Ps. 36.7 million as LVFVDs.

Even though the communication suspending the application of the Agreement with Generators indicates that new alternatives serving the same purpose are currently being studied, as at the date hereof we are not aware of the existence of any measure to such effect.

Furthermore, the change in the regulatory framework prevents the continuation of the fuel oil purchase business, which would allow CPB to obtain a margin on the fuel it would acquire for generation purposes, and important increases in operating costs have been verified.

As a result of this situation, CPB has changed from having poor results to having negative operating results, a situation which may endanger the generation of funds sufficient for the execution of the investment plan necessary to keep the operation levels reached in 2011.

CPB estimates that if the conditions prevailing as at the issuance of these financial statements persist, the economic and financial situation will continue deteriorating and, therefore, negative cash flows and operating results are estimated for this fiscal year.

Taking this situation into consideration and in view of the volume of the unpaid balances by CAMMESA, pursuant to the provisions of Section 5 of Resolution No. 406/2003, CPB has requested the recognition of higher operating and maintenance costs based on the financial operating deficit recorded as from the month of November 2011, but it has not received any answer so far.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continued)

It should be pointed out that temporarily solving the operating deficit so that CPB may become financially sustainable also entails an expected deterioration in reliability, since resources will be insufficient to make the necessary investments, and since it is essential to continue with the improvements plan (mainly by replacing components in the turbine-generator assembly, including the turbine regulator, and since the time in which it will become necessary to perform major interventions in both units is drawing near).

Based on this situation, CPB has evaluated the recoverability of long-term assets associated with the generation plant as described in Note 5, which resulted in the creation of a recoverability allowance affecting income for a total value of Ps. 70.4 million, net of the deferred tax.

NOTE 28: RESTRUCTURING OF CIESA’S DEBT

On July 13, 2012, Pampa and Petrobras reached a settlement agreement waiving all cross-claims between Petrobras and AEI (and Pampa is its capacity as assignee of a part thereof) in the lawsuit mentioned in Note 22 of Exhibit I pending before the Courts of the State of New York, seeking, among other issues, that CIESA should pay US$ 201,475,755 plus US$ 138,086,561 interest corresponding to corporate bonds with a face value of US$ 199,600,000 issued on April 22, 1997 and another financial debt (the “Settlement Agreement”).

Pursuant to that Settlement Agreement and as a relevant condition thereof, the above mentioned parties totally cancelled the whole CIESA debt due and outstanding since the year 2002. As compensation, the Company received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of US$ 86,997,232, and (iii) the appointment as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended.

Simultaneously, with the funds thus received, Pampa paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of these assets.

As a result of this agreement, the Company has valued its representative holding 4.3% in TGS and the Shares held in Trust representing 40% of CIESA, at fair value.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: ACQUISITION OF RIGHTS

On January 19, 2011, the Company received an offer from AEI to acquire an option to purchase the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Plaintiffs”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “CIADI”) (for freezing and turning into pesos U.S. dollar-based gas transportation tariffs denominated in US$, after the Argentine crisis in 2001, in breach of certain provisions of the bilateral investment treaty between the United States and Argentina) with a total cost for the option of US$ 1 million.

On March 11, 2011, the Company signed the Call Option Agreement (the “Contract”) with Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II) and acquired the option mentioned in the previous paragraph, exercisable at any time during a period of 18 months thereafter.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive the above-mentioned claim before the CIADI, pursuant to the terms of the contract which are disclosed under Trade receivables and other current receivables.

On July 31, 2012, the CIADI Arbitration Court ordered, according to the instructions timely given by the Company, the suspension of the arbitration proceeding brought by the Plaintiffs against the Republic of Argentina originally involving an amount in dispute which would currently reach approximately US$ 167 million.

Such suspension was requested pursuant to the commitment undertaken with the National Antimonopoly Office (“CNDC”) and the National Gas Regulatory Agency (“ENERGAS”) by CIESA, EPCA, Petrobras and the Company on August 29, 2011 in the files submitted before both entities seeking the approval of CIESA’s Debt Restructuring Agreement; in this respect, the corresponding governmental approvals have not been granted yet as at the date hereof.

NOTE 30: WORKING CAPITAL DEFICIT

As of September 30, 2012, the Company’s working capital was negative and amounted to Ps. 921.7 million. This deficit has been generated mainly in the Distribution segment through its indirect subsidiary Edenor, which as at the issuance hereof had a working capital deficit amounting to Ps. 522.3 million as a result of its current economic and financial situation, which is detailed in Note 4.(g) and Note 27.a and Note 24 of Exhibit I. In the Generation segment, subsidiaries CTG and CTLL kept a consolidated working capital deficit in the amount of Ps. 415.9 million, partial set off by the surplus obtained by other subsidiaries of the same segment. The Company expects throw back its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: SHAREHOLDERS’ MEETING

On April 27, 2012, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to bear losses for Ps. 931,127,993 for the fiscal year ended on December 31, 2011 against the accumulated retained earnings as at that date, and for the remaining balance, amounting to Ps. 545,804,047, against the legal reserve and additional paid-in capital accounts.

NOTE 32: POST-BALANCE SHEET EVENTS

Demands for payment received by Edenor

As regards the decision informed in Note 27.a on Edenor’s economic and financial situation and the partial payment of receivables from the WEM, on October 25 and November 5, 2012, Edenor received from the ENRE and CAMMESA, respectively, demands for the payment of the balance owed to CAMMESA. Edenor answered the ENRE by challenging its right to file the stated demand. Likewise, Edenor is currently evaluating the terms of the answer to CAMMESA’s demand for payment in accordance with the note sent when informing the need to make partial payments in view of the priority given by Edenor to the operation of the utility under concession.

Central Térmica Loma de la Lata

a)	As from October, 2012, delays by CAMMESA in the payment of the monthly remuneration to CTLL have increased. As at the issuance hereof, CAMMESA owed CTLL Ps. 69.5 million for the transaction conducted in August, 2012.
b)	CTLL has partially cancelled the amounts owed to its provider Apache Energía Argentina S.R.L. (“APACHE”) for the supply of natural gas for generation purposes. As at the issuance hereof, the amount owed by CTLL amounts to Ps. 34.7 million.

On October 17, APACHE sent CTLL a demand for payment and suspended deliveries of natural gas to this company as from October 24. Despite the foregoing, CTLL has been able to compensate the required natural gas volume with the provision by CAMMESA. In turn, APACHE and CTLL have begun a comprehensive review process of the natural gas supply contract maturing on November 22, 2012.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continued)

Notices for supply disruptions

On November 15, 2012, the Regulatory Agency served notice on Edenor of ENRE Resolution No. 336/12 instructing the Regulatory Provisions Application and Administration Area to immediately bring a summary proceeding so that Edenor and Edesur S.A. should determine: a) the users affected by power supply disruptions resulting from failures occurring between October 29, 2012 and November 14, 2012; b) the bonuses to be recognized to each of them, c) the crediting to their account of the final bonuses ascertained at the time of assessing the Technical Service Quality corresponding to the Semester under control.

Furthermore, it ruled that Edenor and Edesur S.A. should pay a basic redress to each of the T1R users affected by the power supply disruptions during the above mentioned period according to the length of the disruption and provided it has lasted more than 12 consecutive hours. Edenor is currently assessing the scope of all possible redresses and penalties and analyzing the admissibility and legality of this resolution.

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the board of directors and shareholders of
Pampa Energía S.A.
Legal address: Ortiz de Ocampo 3302, Edificio 4
Autonomous City of Buenos Aires
Tax Code No. 30-52655265-9

1.       We have reviewed the condensed interim consolidated financial statements of Pampa Energía S.A. (“Pampa Energía” or “the Company”) and its subsidiaries which includes the consolidated statements of financial position as of September 30, 2012, the related consolidated statements of total comprehensive income for the nine and three-month period then ended, the consolidated statements of changes in equity and the consolidated statements of cash flows for the nine-month period then ended with the complementary selected Notes.  The amounts and other information related to fiscal year 2011 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

2.       The preparation and issuance of these financial statements are the responsibility of the Company´s management, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and  incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB) and, therefore, it’s responsible for the preparation and issuance of the condensed interim consolidated financial statements mention in paragraph 1. in accordance with IAS 34 “Interim financial information”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in paragraph 3..

3.       Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and making inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is the expression of an opinion on the financial statements taken as a whole. Consequently, we do not express any opinion on the consolidated financial position, consolidated statements of comprehensive income, and consolidated cash flow of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8° floor, C1106ABG – Ciudad de Buenos Aires
T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

© 2012 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

4.       As indicated in Note 3, the condensed interim consolidated financial statements mention in paragraph 1., have been prepared in accordance with the provisions of IAS 34, being this the first fiscal year that the Company has applied the IFRS. The effects of the changes originated because of the appliance of this new accounting base are presented in Note 4.1. The items and amounts in the reconciliations included in those notes are subject to changes that could have the IFRS until its final application, and could only be considered as final after preparation of the annual financial statements for the current year.

5.       As indicated in Note 27 a) of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of the Property, Plant and Equipment and Intangible Assets (including those recognized at the time of acquisition) for Empresa Distribuidora y Comercializadora S.A. (Edenor), based on forecasts of the outcome of tariff updates requested by Edenor.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of the Property, Plant and Equipment and Intangible Assets of Edenor will exceed their respective net book values.

6.       As indicated in Note 27 b) of the condensed interim consolidated financial statements, in relation to the joint venture on Compañía Inversora en Transmisión Eléctrica CITELEC S.A. (CITELEC), this company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of tariff updates requested by its subsidiaries Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. y Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by CITELEC to prepare such projections will materialize in the future, and consequently, if the recoverable value of the non-current assets of CITELEC will exceed their respective net book values, affecting the recoverable amount of Pampa Energía´s investment in CITELEC.

7.       As indicated in Note 27 c) of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of the Property, Plant and Equipment for Central Piedra Buena S.A. (CPB), based on forecasts of the outcome of the Company's expected increases in remuneration for electricity generation.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of the Property, Plant and Equipment of CPB will exceed their respective net book values.

8.       Based on our review, subject to the effect on the condensed interim consolidated financial statements that could derive from possible adjustments or reclassifications, if any, that might be required following resolution of the situations described in paragraphs 5., 6. and 7., nothing has came to our attention that causes as to believe that the condensed interim consolidated financial statements of Pampa Energía is not prepared in all material respects, in accordance with IAS 34.

9.       In compliance with current regulations, we report that:

a)      the condensed interim consolidated financial statements of the Company are in process of being transcribed into the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)      the condensed interim separate financial statements of the Company (included in the Spanish version of the financial statements). derive from accounting records carried in all formal respects in accordance with legal requirements;

c)       we have read the summary of activities as of September 30, 2012, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 5., 6. and 7.;

d)      as of September 30, 2012, the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 672,912, which were not yet due at that date.

Autonomous City of Buenos Aires, November 19, 2012

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.